SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

9 March 2022

PRUDENTIAL PLC FULL YEAR 2021 RESULTS

PRUDENTIAL DELIVERS CONTINUED OPERATIONAL PROGRESS AND COMPLETES STRATEGIC RE-POSITIONING

Performance highlights for the continuing business1 on a constant (and actual) exchange rate basis2
●            APE sales3 up 8 per cent (10 per cent) to $4,194 million
●            New business profit4 up by 13 per cent (15 per cent) to $2,526 million
●            Strategic re-positioning to Asia and Africa completed
●            Adjusted operating profit5 from continuing operations up 16 per cent (17 per cent) to $3,233 million
●            Second interim ordinary dividend of 11.86 cents per share, 17.23 cents per share for the full year

Mike Wells, Group Chief Executive of Prudential plc, said: "Prudential has delivered high-quality, resilient growth as we completed the strategic re-positioning of our business to focus solely on Asia and Africa. We have continued to deliver for our customers against the backdrop of the Covid-19 pandemic, and I would like to record my deep gratitude to our staff and agents for their outstanding efforts. We have announced that I will retire from my role at the end of March 2022. I am grateful to have had the opportunity to work with the staff and Board of Prudential, and look forward to watching the Group's further success.

"Our digitally enabled, multi-channel and geographically diversified business enabled us to increase APE sales3 by 8 per cent6 and deliver growth6 in 10 of our 14 insurance markets7, despite the obvious challenges of Covid-19. New business levels in Hong Kong remained impacted by the continuing Mainland China border closure. Excluding Hong Kong, 2021 APE sales grew by 16 per cent6 driven by our businesses in Mainland China, India, Malaysia, the Philippines, Singapore and Thailand. We delivered 13 per cent6 growth in Group new business profit4 through an improvement in business mix, and therefore margin, and the growth in new sales.

"The Group's high-quality business, based on regular-premium income, focus on health and protection, and high levels of customer retention, supports resilient, compounding growth. This enabled the Group's life businesses to deliver adjusted operating profit5 growth of 8 per cent6 despite higher Covid-19-related claims, with seven of our 14 life markets generating double-digit6 adjusted operating profit5 growth. Eastspring's adjusted operating profit was up 10 per cent6, with its funds under management reaching $258.5 billion, with continued inflows from the Group's life businesses. Collectively our life and asset management businesses delivered 8 per cent6 growth in adjusted operating profit5 and 7 per cent6 growth in operating free surplus generation8. After delivery of the planned central cost savings, total Group adjusted operating profit for the continuing business was up 16 per cent6.

"We continue to invest for the long term in new products, additional distribution capabilities and enhanced digital capabilities, to build our presence as a leading agency and bancassurance player and to access new pools of customers. Our product and other initiatives helped attract over 2.5 million customers in 2021 who were not existing policyholders of Prudential, contributing to an increase in our total life customer base to 18.6 million (2020: 17.4 million excluding Jackson). New business policies sold to both new and existing customers rose 16 per cent to 3.9 million and included 109,000 policies which were sold direct to the consumer through digital systems, including Pulse. These new policies included 2.2 million health and protection cases, reflecting our customers' increased focus on this area in light of the pandemic.

"We have completed the strategic re-positioning of our business into one focused entirely on Asia and Africa. In the fourth quarter, we carried out a successful $2.4 billion9 equity raise in Hong Kong. In December 2021 and January 2022 cash from this issuance was deployed in deleveraging our balance sheet in a $2.25 billion debt reduction programme. These actions, together with the associated reduction in interest costs, have enhanced our financial flexibility in light of the breadth of opportunities to invest for growth in Asia and Africa.

"We enter 2022 with a strong balance sheet and capital position. The timing of the opening of the Hong Kong border remains uncertain and Covid-19 will continue to have an impact. The current conflict in Ukraine could have wider implications for global economic and market conditions as well as geopolitical relations. However, we believe our multi-channel approach and focus on quality business and operating efficiency is the right strategy for dealing with volatile operating conditions. We are confident that our investment in new business, distribution and product enhancements will continue to meet the needs of our customers and build value for our shareholders over the long term."
Summary financials	2021 $m	2020 $m	Change on AER basis3	Change on CER basis3
New business profit from continuing operations1,4	2,526	2,201	15%	13%
Operating free surplus generated from continuing operations1,8	2,071	1,888	10%	7%
Adjusted operating profit from continuing operations1,5	3,233	2,757	17%	16%
IFRS profit after tax from continuing operations1	2,214	2,468	(10)%	(12)%
IFRS (loss) profit for the period after write-down of Jackson to fair value	(2,813)	2,185	n/a	n/a

	31 Dec 2021		31 Dec 2020*
	Total	Per share	Total	Per share
EEV shareholders' equity	$47.4bn	1,725¢	$54.0bn	2,070¢
IFRS shareholders' equity	$17.1bn	622¢	$20.9bn	800¢
*     Includes Jackson. Excluding Jackson EEV of the continuing Group was $41.9bn (1,607¢ per share) and IFRS shareholders' equity was $12.4bn at 31 December 2020.

Notes
1    Continuing operations represents the Asia, Africa and head office functions of the Group following the demerger of Jackson.
2    Further information on actual and constant exchange rate bases is set out in note A1 of the IFRS financial statements.
3    APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional unaudited financial information for further explanation.
4    New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.
5    In this press release 'adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial statements.
6    On a constant exchange rate basis.
7    13 Asia markets plus Africa.
8    Operating free surplus generated from insurance and asset management operations before restructuring costs. For insurance operations, operating free surplus generated represents amounts emerging from the in-force business during the year net of amounts reinvested in writing new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year. Restructuring costs are presented separately from the business unit amount. Further information is set out in 'movement in Group free surplus' of the EEV basis results.
9    After deduction of underwriting fees and other estimated expenses connected with the equity raise.

Contact:

Media		Investors/analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+44 (0)20 3977 9702
Tan Ping Ping	+65 9845 8904	William Elderkin	+44 (0)20 3977 9215

Notes to editors:
a.    The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The results prepared under IFRS form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the amended European Embedded Value Principles issued by the European Insurance CFO Forum in 2016. The Group's EEV basis results are stated on a post-tax basis and include the post-tax IFRS basis results of the Group's asset management and other operations. The IFRS and EEV results are presented in US dollars and the basis of translation is discussed in note A1 of the IFRS financial statements. Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. Constant exchange rates are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

b.     EEV and adjusted IFRS operating profit for continuing operations is based on longer-term investment returns and is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, which for IFRS in 2021 were driven largely by the movements in interest rates and equity markets in Asia, and other corporate transactions. Furthermore, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark-to-market value movement on core borrowings. Separately on the IFRS basis, adjusted operating profit also excludes amortisation of acquisition accounting adjustments.

c.     Total number of Prudential plc shares in issue as at 31 December 2021 was 2,746,412,265.

d.     We expect to announce our Full Year 2021 Results to the Hong Kong Stock Exchange and to the UK Financial Media at 4.00am UKT- 12.00pm HKT on Wednesday, 9 March 2022 - 11.00pm ET on Tuesday, 8 March 2022. The full announcement and associated information will be loaded onto the Group's website at or shortly following the confirmation of the publication on the Hong Kong Stock Exchange.

The announcement will appear on the RNS of the London Stock Exchange at 7.00am UKT - 3.00pm HKT - 2.00am ET on Wednesday, 9 March.

Media call - 7.00am UKT - 3.00pm HKT - 2.00am ET
If you would like to join the media call, please get in touch with either of the media contacts listed above for joining instructions.

Analysts & Investors Q&A call - 8.00am UKT - 4.00pm HKT - 3.00am ET
To register to listen into the conference call and submit questions online, please do so via the following link: https://www.investis-live.com/prudential/61f006825acd270d003c0edf/2021fyqa. The call will be available to replay afterwards using the same link.

Dial-in details
A dial-in facility will be available to listen to the call and ask questions: please allow 15 minutes ahead of the start time to join the call (lines open half an hour before the call is due to start, ie from 7.30am UKT - 3.30pm HKT - 2.30am ET.

Dial-in: +44 (0) 20 3936 2999 (UK and international) / 580 33 413 (HK) / 010 5387 5828 (China), Toll free: 0800 640 6441 (UK) / 800 908 350 (HK), Participant access code: 204128. Once participants have entered this code their name and company details will be taken.

Transcript
Following the call a transcript will be published on the results centre page of the Prudential plc's website on Friday 11 March 2022.

Playback facility
Please use the following for a playback facility: +44 (0) 20 3936 3001 (UK and international), replay code 670696. This will be available from approximately 3.00pm UKT - 11.00pm HKT - 10.00am ET on 9 March until 11.59pm UKT - 6.59pm ET on 23 March - 7.59am HK time on 24 March 2022.

e.     2021 Second interim ordinary dividend
Ex-dividend date	24 March 2022 (UK, Hong Kong and Singapore)
Record date	25 March 2022
Payment of dividend	13 May 2022 (UK, Hong Kong and ADR holders) On or around 20 May 2022 (Singapore)

f.      About Prudential plc
Prudential plc provides life and health insurance and asset management in Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 18 million life customers and is listed on stock exchanges in London (PRU), Hong Kong (2378), Singapore (K6S) and New York (PUK). Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/.

g.     Discontinued operations
Throughout this results announcement 'discontinued operations' refers to the US operations (referred to as Jackson). All amounts presented refer to continuing operations unless otherwise stated, which reflect the Group following the completed demerger of Jackson.

h.     Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, the impact of the ongoing Covid-19 pandemic, including adverse financial market and liquidity impacts, responses and actions taken by governments, regulators and supervisors, the impact on sales, claims and assumptions and increased product lapses, disruption to Prudential's operations (and those of its suppliers and partners), risks associated with new sales processes and technological and information security risks; future market conditions (including fluctuations in interest rates and exchange rates, inflation (including interest rate rises as a response) and deflation, the potential for a return to a sustained low-interest rate environment, the performance of financial markets generally and the impact of economic uncertainty (including as a result of geopolitical tensions and conflicts), asset valuation impacts from the transition to a lower carbon economy and derivative instruments not effectively hedging exposures arising from product guarantees); global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of executive powers to restrict trade, financial transactions, capital movements and/or investment; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally; given its designation as an Internationally Active Insurance Group ("IAIG"), the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors; the physical, social and financial impacts of climate change and global health crises on Prudential's business and operations; the impact of not adequately responding to environmental, social and governance issues (including not properly considering the interests of Prudential's stakeholders or failing to maintain high standards of corporate governance); the impact of competition and fast-paced technological change; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives; the availability and effectiveness of reinsurance for Prudential's businesses; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners) including the Pulse platform; any ongoing impact on Prudential of the demerger of M&G plc and the demerger of Jackson Financial Inc.; the increased operational and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

j.      Cautionary Statements
This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

Strategic and operating review

During 2021 we completed the planned strategic re-positioning of our business, while at the same time delivering a resilient financial performance, despite the challenges posed by the continuing Covid-19 pandemic.

Over the course of the year, we completed the reshaping of our business into one focused entirely on the long-term opportunities we have identified in Asia and Africa. In the fourth quarter, we carried out a successful $2.4 billion1 equity raise in Hong Kong. In December 2021 and January 2022 cash from this issuance was deployed in deleveraging our balance sheet in a $2.25 billion debt redemption programme. These actions, together with the associated reduction in interest costs, have enhanced our financial flexibility in light of the breadth of opportunities to invest for growth in Asia and Africa.

In 2021, despite ongoing disruption, our digitally-enabled, multi-channel and geographically diversified platform delivered 8 per cent growth2 in APE sales3 (10 per cent on an actual exchange rate basis). Sales in Hong Kong continued to be constrained by the ongoing closure of the border with Mainland China. However, excluding Hong Kong, APE sales were 16 per cent2 higher (19 per cent on an actual exchange rate basis). Eight markets in Asia and our Africa business saw double-digit growth including Mainland China, India, Malaysia, the Philippines, Singapore and Thailand. The increase in APE sales, combined with an improvement in new business margins given a favourable shift in business mix, resulted in a 13 per cent2 increase in Group new business profit4. Business mix saw a shift into more profitable shareholder-backed business, particularly in Hong Kong. Our adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit5) for 2021 from our continuing operations increased by 16 per cent on a constant exchange rate basis (17 per cent on an actual exchange rate basis), reflecting the geographic, product and distribution channel diversification of our Asia and Africa-focused business model. The total IFRS loss after tax for 2021 was $(2,813) million (2020: $2,231 million profit after tax on a constant exchange rate basis, $2,185 million profit after tax on an actual exchange rate basis), which comprised a $2,214 million profit after tax from continuing operations (2020: $2,514 million profit after tax on a constant exchange rate basis, $2,468 million profit after tax on an actual exchange rate basis) and a $(5,027) million loss after tax from discontinued operations (2020: $(283) million loss after tax on a constant and actual exchange rate basis). This loss from discontinued operations is due to the write-down of Jackson to its fair value upon demerger, as required by accounting standards. The Group's financial performance for the year is further discussed in the Financial Review later in this strategic report.

The Covid-19 pandemic has had an ongoing impact on the markets in which we operate and the lives of our customers, and has caused continuing personal and working challenges for all our colleagues. Our people have not only risen to the challenges posed by Covid-19, but have also continued to deliver to the highest standards for our customers and our business.

Our purpose is to help people get the most out of life, and both our strategic steps and our service to our customers are enabling us to fulfil that purpose. Our strategy of focusing on our markets in Asia and Africa enables us to devote our resources to serving customers in markets where there are substantial growth opportunities and to be aligned with broader public policy and societal needs. Our range of products, our digitally-enabled multi-channel distribution and the dynamic capabilities of our operations mean that not only can we seek to meet those needs but also to help prevent, postpone and protect customers from threats to their health and wellbeing, as well as support them to achieve their savings goals.

Alongside our key strategic steps, during 2021 we supported our key stakeholders in many different ways, particularly in the face of the challenges created by Covid-19. For our customers, we have developed and tailored our range of products, in particular in health and protection, to allow these products to be suitable for a wider range of income groups such as through our 'bite-sized' insurance products. These are already offered in a number of markets including Malaysia, the Philippines, Cambodia and Vietnam, and are designed to cater for the specific needs of under-insured consumers and first-time buyers. For our agents, we have delivered significant training and productivity tools, enabling them to continue to retain client contact and accelerate the lead referral process. For our employees, we have paid salaries and wages of $1.0 billion in the year6, as well as providing significant support in terms of wellness, flexible working and helping them to manage their mental health. We have recognised the efforts that our staff have made during the year and have granted $1,000 of Prudential shares to each full-time employee. For our regulators, we have participated in multiple engagements on industry developments including enhanced risk management, monitoring customer outcomes and risk-based capital. The Group continues to make significant tax contributions in the jurisdictions in which it operates, with more than $1 billion remitted to tax authorities in 2021. We have funds under management of $258.5 billion7and are significant investors in Asia and Africa economies.

In the near term, our corporate activity is expected to include the reduction of our stake in Jackson to less than 10 per cent and the securing of additional central cost savings of $70 million8 from the start of 2023. We will continue to ensure our central functions remain resilient and compliant.

We are ending this historic year of change and development ideally positioned to take advantage of the opportunities in our chosen markets. Through our continually improving range of products, our wide-ranging, digitally-enabled multi-channel distribution and our execution capabilities, we are well placed to continue to build for our customers across our markets well into the future.

Group strategy

Our strategy is aligned with the supportive structural trends in Asia and Africa. Despite the rapid rise in prosperity in Asia, people still have low levels of insurance cover, with 39 per cent of health and protection spend still paid out-of-pocket9, and an estimated 80 per cent of the population of Asia still without insurance cover10. Combined with rising prosperity and ageing populations, this creates a large and growing health and protection gap that has been estimated at $1.8 trillion11.

These long-term trends underpin rising demand for savings and protection across both Asia and Africa, and create significant opportunity for growth and value creation. By delivering products and services that are specific to consumer segments and markets, we are well positioned to meet the growing health, protection and long-term savings needs of customers in these geographies.

We are developing the capacity to serve up to 50 million customers by 2025 through investing in our multi-channel distribution capabilities, applying digital capabilities to increase the efficiency of our operations and introducing products and services that allow us to develop more diverse customer bases in our markets. We continue to invest in our people and systems to ensure we have the resources to deliver on our long-term growth strategy and to evolve our operating model to keep pace with our opportunities as an exclusively Asian and African business. We seek to achieve this by:

-       Delivering profitable growth in a socially responsible way;
-       Digitalising our products, services and experiences; and
-       Humanising our company and advice channels.

We have significant investment appetite that is based on the absolute size and demographic characteristics of each economy and our ability to build competitive advantage, leveraging our scale and expertise. We will continue to build on our leading positions in Hong Kong and South-east Asia, and we see the greatest growth opportunities in the largest economies of China, India, Indonesia and Thailand. At the same time, we are continuing to develop our businesses in Africa, where our investment gives us exposure to a growing, under-served continent whose population is expected to double to more than two billion people by 205012.

Delivering the strategy

Our strategy is pursued through providing a wide range of products which are then refined through continued innovation and iterative enhancements driven by customer needs. These products and services are then offered to those customers through our multi-channel distribution suite of channels - agents, bancassurance, digital and other. Increasingly customers are seeking to interact with us through a combination of digital channels and in-person agents. We are adapting our capabilities to match customers' preferences for engagement during both purchase and servicing of our policies. Our product mix and multi-channel distribution capability have been the key drivers of new business profitability and growth in embedded value.

Our products are tailored to the developing requirements of local markets and the fast-changing needs of individual customers. Our focus is on health and protection and savings products, and in 2021 54 per cent of our new business profit was contributed by health and protection solutions, with the rest provided by savings products including participating, linked and other traditional products.

We have responded to the changing needs of our customers by broadening coverage for new risks and adding innovative features to existing products. For example, during 2021, we introduced or enhanced more than 200 new products, including more than 90 digital and protection products. Further details are given below in the operational performance by market section.

Our product and other initiatives helped attract over 2.5 million customers in 2021 who were not existing policyholders of Prudential. This contributed to an increase in our total life customer base to 18.6 million (2020: 17.4 million excluding Jackson). New business policies sold to both new and existing customers rose to 3.9 million, an increase of 16 per cent over the prior year and included 109,000 polices which were sold direct to the consumer through digital systems, including Pulse. These new policies included 2.2 million health and protection cases, an increase of 41 per cent when compared with the prior year, reflecting our customers' increased focus on this area in light of the pandemic.

To ensure that customers have the best access to our products, we have a multi-channel and integrated distribution strategy that is able to adapt flexibly to changing local market conditions. We have an extensive distribution network encompassing agency, bancassurance and non-traditional partnerships, including digital.

Our agency channel is a key component of our success, providing 65 per cent of our new business profit, given the high proportion of high-margin protection products sold through this channel. We have over 540,000 licenced tied agents13 across our life insurance markets. The productivity of our active agents increased by 3 per cent during 202113, based on APE sales per active agent as we, and our customers, focus increasingly on standalone protection products. New business profit from the agency channel fell by (1) per cent2 to $1,646 million in 2021. Excluding Hong Kong the increase was 9 per cent2.

Our continued support for our agency channel positions us well for sustainable growth. We have recruited circa 123,000 agents during the year13 and continue to move our recruitment, training and management of agents on-line. The use of virtual sales tools has enabled us to deliver 45 per cent of agency new cases in 2021 virtually, compared with 28 per cent from April to December in 2020, demonstrating our embedding of these processes and building resilience for the future.

Agent professionalism and career progression are extremely important to us, and we provide tailored training programmes that share our agents' experience and best practice across different markets. At the same time, we continually upgrade the tools available to our agents to assist them during the sales process and enhance productivity. Agents that qualified for the Million Dollar Round Table (MDRT) award during 2021 contributed 40 per cent of APE sales in the relevant markets14 in 2021 (2020: 34 per cent14).

We have a leading bancassurance franchise, providing access to over 26,000 bank branches through our strategic partnerships with over 160 multinational banks and prominent domestic banks. 2021 saw new business profit through the bancassurance channel increase by 56 per cent to $795 million. Sales made virtually accounted for around 30 per cent of new business cases made through the bancassurance channel in 2021 (2020: 27 per cent from July 2020).

Alongside our agency and bancassurance channels, we also have Pulse by Prudential, our digital platform and ecosystem. Our aspiration is that Pulse facilitates customer acquisition at scale, provides an enhanced customer experience and acts as a platform for the business, with scope for delivering future operational efficiency.

Our pan-Asia asset manager, Eastspring, is one of the largest pan-Asia asset managers, managing $258.5 billion in assets across 11 markets in Asia15, and is a top-10 asset manager in six of those markets. We continue to diversify Eastspring's product set and intend to accelerate its development as a leader in Asia by broadening its investment strategies and making wealth services more accessible at lower levels of individual contributions. Eastspring is playing an important role in supporting our commitment to carbon reduction in our insurance company asset portfolio, allowing us to deliver profitable growth alongside a positive social impact. Further details are set out in the operational performance by market section.

Pulse and our digital offerings

Prudential's Pulse digital platform is designed to connect with customers and potential customers on key elements in their lives, namely their health and wealth. As well as offering our own products it provides a number of other features to engage and support customers in this area. We work with partners to deliver these additional services and features and to date we have entered into 56 key digital partnerships. We continue to expand our collaboration with new partners helping us widen access to new customer segments and deepen our engagement with our users. Prudential's widely recognised brand and Pulse's geographically diverse platform means that we can attract and work with multiple 'best-in-class' partners across numerous fields of expertise and sectors.

Pulse is active in 17 markets in Asia and Africa and we utilise AI technology to offer users a selection of services, ranging from health assessments, risk factor identification, telemedicine and wellness to digital payment capabilities. Health features such as AI Symptom checker and Digital Twin have been launched in Pulse to most markets in which Pulse is available. These features are paired with health experts online (where available) and fitness communities to help Pulse users stay healthier.

Pulse has now been downloaded more than 32 million16 times. Download growth has moderated more recently given that Pulse has now been rolled out to most of the markets we operate in. The focus now is on customer segmentation and engagement campaigns on the installed base so that Pulse now supports all of our distribution channels. APE sales associated with Pulse increased by 73 per cent2 to $364 million in 202117. These sales represented circa 11 per cent of our total APE sales in markets where Pulse is available. This percentage contribution has increased steadily over the second half of the year, ending the last quarter of 2021 at 13 per cent.

We believe Pulse provides a wide range of benefits to Prudential, including:

●            Efficient model to acquire, engage and serve users at scale, widening access to new customer segments for Prudential. This includes attracting a new, younger generation of customers.
●            Reduces marginal customer acquisition costs through targeted marketing campaigns.
●            Aggregated data on Pulse helps deliver greater customer insights and supports improved productivity for Prudential's distribution channels by serving those customers that require a more personal/advice led approach which are often higher margin more complex products.
●            Promotes better customer retention characteristics via stronger engagement and frequent contact, particularly for digital-savvy customers or customers who prefer virtual interactions.

Pulse is intended to become in due course a common platform across our markets to provide end-to-end processing, with all policy sales and servicing conducted within the platform for digital products. In addition, it is intended to provide an integrated business solution for our agency sales force, which should assist in creating a future-ready sales force capable of serving technology-savvy customers, as well as customers who prefer to meet virtually or a combination of both. Over the longer term this also has the potential to enhance our current operating model by removing some of the diverse technology systems and manual processes across our markets.

Pulse supports the agency channel and its use is demonstrated by the number of leads recorded on Pulse, which totalled 4.3 million in 202118.

As an example, our Philippines business saw over 1.9 million leads distributed to agents in 2021. These leads were provided to agents via PRULeads (within Pulse), where agents are provided with lead and campaign details derived from data generated from Pulse. The agents are also provided with suggested introductory discussion points to engage and develop dialogue with customers. Lastly, product information materials specific to the campaign are tagged in PRULeads, allowing agents access to those materials should that be necessary.

Pulse also supports our bank partners in bringing digital solutions to customers. In the Philippines for example, Prudential has teamed up with CIMB Bank Philippines (CIMB PH) to make digital financial products and service more accessible. CIMB PH is one of the fastest growing banks in the Philippines, adopting and offering digital banking products to its more than five million customers. We are the first bancassurance partner for CIMB. Pulse products will be made available on CIMB's platform and vice-versa.

It is intended that Pulse will broaden Prudential's customer reach, improve our channel productivity and generate efficiencies as we scale. Prudential continues to evaluate options for the development of Pulse in India and Mainland China. Our operations there already have sophisticated digital offerings provided by our respective joint venture partners in these technologically advanced multi-channel businesses.

Capital allocation

We apply a disciplined approach to capital allocation by applying the framework discussed in the Financial Review both to organic investment in new business and to considering inorganic growth options.

We aim to deliver ongoing capital generation by investing capital to write products with high rates of return and short payback periods. We expect to generate attractive returns on our new business driven particularly by the focus on health and protection and regular premium products. This creates new capital, which can be reinvested into writing more profitable new business. In 2021, we generated almost five times the new business profit for each $1 invested organically.

The operation of our approach to capital management is demonstrated by our delivery of return on shareholders' equity as set out below:

Operating return19 on shareholders' equity (%)

	2021	2020
Operating return19 on IFRS shareholders' equity20	18	20
Operating return19 on EEV shareholders' equity20	8	8

Leadership developments

During 2021, a number of leadership changes took place. Our Group Chief Digital Officer retired and was succeeded by his deputy. In Indonesia, Malaysia and the Philippines, new CEOs were appointed following retirements and in all three cases the new appointees brought in additional skill sets including Sharia finance and technology. The CEOs in all our major segments have many years of experience of working in the markets they oversee and are all local to their markets.

Environmental, Social and Governance

During 2021, we have strengthened our focus on Environmental, Social and Governance (ESG) matters, building on the new ESG strategic framework which we developed in 2020.

Across Prudential, inclusivity runs as a common theme in all of our ESG activity. Within our core business activity of making health accessible, we seek to make our products as inclusive as possible and during 2021, we developed a campaign, We DO Family, to support the development of more inclusive products that recognise the evolution of nuclear families; our approach to climate change is underscored by our commitment to an inclusive transition in our markets; and, we further progressed our diversity and inclusion activity including the launch of PRUCommunities, a safe place for our people to share identities, interests, goals, and the changes they would like to see at Prudential. We consider this focus on inclusivity, both internally and externally, to be pivotal to meeting our purpose.

We recognise the importance of targets in evidencing our commitment to progress on ESG topics. As a significant asset manager and asset owner in regions forecast to be impacted severely by climate change, we have a distinctive role to play in the inclusive transition to a low-carbon economy. Recognising this, in May 2021, we set a target to be net zero by 2050 for our insurance assets supported by a 25 per cent reduction in emissions from the portfolio by 2025. In addition, we have established targets for a 25 per cent reduction in Scope 1 and 2 carbon emissions per employee by 2030.

Outlook

We enter 2022 with a strong balance sheet and capital position. The timing of the opening of the Hong Kong border remains uncertain and Covid-19 will continue to have an impact. The current conflict in Ukraine could have wider implications for global economic and market conditions as well as geopolitical relations. However, we believe our multi-channel approach and focus on quality business and operating efficiency is the right strategy for dealing with volatile operating conditions. We are confident that our investment in new business, distribution and product enhancements will continue to meet the needs of our customers and build value for our shareholders over the long term.

Operational performance by market

The following commentary provides an update on the operational capabilities and performance for each of the Group's segments. Discussion of the financial performance of the Group and its segments is contained separately in the Financial Review section of this Strategic Report.

Mainland China - CITIC Prudential Life (CPL)

	Actual exchange rate			Constant exchange rate
	2021	2020	Change	2020	Change
APE sales ($m)	776	582	33%	623	25%
New business profit ($m)	352	269	31%	288	22%
New business margin (%)	45	46	(1)ppts	46	(1)ppts
Adjusted operating profit ($m)	343	251	37%	269	28%
IFRS profit after tax ($m)	278	394	(29)%	423	(34)%
Amounts included in the table above represent the Group's 50 per cent share

Mainland China continues to present significant opportunities for Prudential, driven by the low levels of insurance penetration, conducive regulatory proposals for the long-term development of insurance markets as well as favourable demographics such as an ageing population, emerging middle class and rapid urbanisation. These factors support further growth both in health and protection as well as pension products and services.

Prudential's life business in Mainland China, CPL, is a 50/50 joint venture with CITIC, a leading Chinese state-owned conglomerate. CPL benefits from a balanced distribution network with strength in agency and bancassurance and a well-diversified product range. CPL has a substantial opportunity to expand and deepen its presence across its nationwide footprint of 20 branches covering 99 cities. Our Mainland China business has a particular focus on areas with the greatest economic growth potential, a strategy aligned with the Chinese government's 'City Cluster Model', centred on Beijing, Shanghai and the Greater Bay Area, a region which, if it was a separate economy, would be one of the 10 largest economies in the world46. We customise our solutions for various customer segments. We target the high net worth individuals and families with inter-generational insurance and wealth solutions incorporating legacy planning. We also tailor our protection and education solutions to the needs of the younger generation, which we combine with healthcare and childcare services. Our group life and health solutions are popular with business owners and their employees.

New business performance during 2021

CPL became the largest contributor to the Group's total APE sales in 2021, supported by APE sales growth of 25 per cent2 to $776 million. Our solid and resilient growth has been underpinned by our diversified distribution strategy, with both agency and bancassurance channels delivering double-digit APE sales growth at 25 per cent2 and 28 per cent2 respectively in 2021.

Sales volume growth led to a 22 per cent2 increase in overall new business profit compared with the same period in 2020 and significantly exceeded the pre-pandemic level of 2019 by 25 per cent2. In a challenging environment, our agency continued to deliver growth in new business profit at an attractive margin above 70 per cent, driven by strong growth in non-participating products. The bancassurance new business profit margin was stable at 39 per cent with new business profit growth driven by higher sales, notably in the linked segment.

CPL continues to outgrow the overall sector. In 2021, CPL increased its overall market share to 0.86 per cent21, from 0.74 per cent21 in 2020.

Delivering customer-led solutions

Our Mainland China business presents solutions that address the financial security and wellbeing of our customers at different life stages, with built-in related services enriching the overall customer propositions. Our solutions and services are combined in an ecosystem that provides an integrated experience, meets the full demands of customers and strengthens our relationships with them.

During 2021, we upgraded our award-winning critical illness solution ('Hui Kang Zhi Cheng') by enhancing benefit coverage conditions and reducing waiting periods for certain recurrent claims such as cancer. Beyond protection, we offer a health concierge service that provides preventive healthcare, a panel of specialists for consultation on treatment options, priority hospital access and mental health rehabilitation services.

To meet our customers' desire for a more digital experience, engagement, fulfilment and servicing with customers and distributors are carried out through our mobile first Xin Yi Tong app. Our 'Virtual Lounge' leverages technology to humanise connection between the agent and the customer. Digital media recognised the technology's customer useability. In fact, our CPL business continues to report one of the highest virtual sales rates amongst our business units of over 80 per cent despite the near-normalisation of the Covid-19 situation.

Multi-channel distribution

We continue to focus on building a professional, high-quality agency force, with suitable knowledge of health and protection products. Our 17,800 agents serve customers across the country. Our agency productivity has improved markedly, with APE sales per active agent rising 61 per cent and over 1,100 agents qualifying for the MDRT award in 2021. Our total agency force reduced during the year in the context of the industry going through a period of rationalisation and our own focus on quality. We are empowering agents with tools and techniques that help engage customers in order to provide customer-centric solutions. Over time, as our agency force continues to mature and build experience, we expect this to result in further enhancement in productivity, providing additional support to our growth trajectory in CPL.

Meanwhile, we also continue to build out our bancassurance distribution. We have a network of 48 bancassurance partners with access to over 6,000 branches across Mainland China, supported by over 3,000 insurance specialists catering to the customers of the banks. This has resulted in higher levels of new business from the bank channel and, coupled with further improvement in product mix, new business profit expanded by 31 per cent2 in the bancassurance channel.

Hong Kong

	Actual exchange rate			Constant exchange rate
	2021	2020	Change	2020	Change
APE sales ($m)	550	758	(27)%	757	(27)%
New business profit ($m)	736	787	(6)%	786	(6)%
New business margin (%)	134	104	30ppts	104	30ppts
Adjusted operating profit ($m)	975	891	9%	889	10%
IFRS profit after tax ($m)	1,068	994	7%	991	8%

Our Hong Kong business, established over 57 years ago, offers domestic Hong Kong residents and mainland visitors sophisticated critical illness, medical benefits and life insurance protection business, as well as investment products in a UK-style with-profits structure.

Our continued pivot to domestic customers, diversification of distribution channels and focus on value creation has resulted in 9 per cent2 growth in new business profit for the domestic segment despite the disruption of Covid-19. We continue to refresh and upgrade our offerings with comprehensive protection and wealth accumulation propositions for the affluent customers, while leveraging our strengths in affordable healthcare products such as VHIS and wellness services via Pulse which appeal to the mass market. For small and medium enterprises (SMEs), we are leveraging our digital Business@Pulse platform to provide group solutions as well as wellness programs aimed at improving employees' well-being beyond work. Meanwhile, Mainland China customers remain an important customer segment for the Group's Hong Kong business, although APE sales have been severely curtailed following the closure of the border between Mainland China and Hong Kong implemented in late January 2020. Based on its own and third-party surveys, the Group believes there is latent demand from Mainland China customers for its Hong Kong product suite, driven by the sophistication of the products offered and the high level of medical care available in Hong Kong. As a result, the Group expects to see the return of this important source of new business when the border between Mainland China and Hong Kong reopens and visitor arrivals normalise.

Additionally, supportive regulatory developments such as Wealth and Insurance Connect between the Greater Bay Area and Hong Kong will further enhance the Hong Kong business's ability to serve Mainland China customers. We are well placed to capture the longer-term opportunities in the Greater Bay Area given our solid foothold in Hong Kong and presence in all domestic cities in the Greater Bay Area and our pending application for a licence to operate in Macau.

New business performance during 2021

Overall APE sales declined by (27) per cent2 in the year as border closure continued to prevent Mainland China visitors from buying insurance products in Hong Kong. In the domestic segment, we further strengthened our focus on regular-premium health and protection products and also shifted towards higher margin savings solutions. This strategy helped improve the protection mix by 7 percentage points2 and grow protection APE sales by 12 per cent2, although the resultant lower case size led to a 15 per cent2 fall in overall APE sales for the domestic segment. Benefiting from margin improvement, new business profit grew 9 per cent2 for the domestic segment and with significant Mainland China sales in the first quarter of 2020 only and sales being insignificant for the whole of 2021, the overall Hong Kong new business profit dropped by a modest (6) per cent2. Despite the decline in the year, overall new business profit saw strong sequential momentum throughout the year, with quarter on quarter expansion in each quarter since the second quarter of 2021, thanks to our focus on health and protection and higher-margin savings products.

Delivering customer-led solutions

The business fulfils customer needs via its wide range of protection, savings and investment product offerings. In addition to comprehensive critical illness solutions catering to affluent and high net-worth customers, we also extend access to affordable healthcare by offering a full range of Voluntary Health Insurance Scheme (VHIS) products. The APE sales of VHIS almost tripled in 2021 following the launch of our mid-tier VHIS product. Meanwhile, we have fully embraced the government's 'Qualified Deferred Annuity Plan' (QDAP) for retirement, making us one of the leading players22 in the market.

Our investment proposition provides access to international equities and bonds. Our with-profits product offering pools the investments of policyholders and allocates returns based on long-term investment performance (similar to that used historically in the UK). This is a distinct, capital-efficient structure benefiting from significant scale, enabling Prudential to provide differentiated products while generating attractive margins.

Multi-channel distribution

We operate a digitally enabled multi-distribution platform and provide customers choice on how they prefer to be served. We have the largest agency force of 21,579 agents in the Hong Kong market, and this channel accounted for more than 60 per cent of our APE sales in the year. Despite a challenging operating backdrop, overall agent activity has been broadly stable thanks to intensified agent training and development, enhanced customer engagement tools such as Pulse and PRULeads, as well as broadened product offerings.

On the bancassurance side, we have a long-standing strategic alliance with Standard Chartered Bank which has grown from strength to strength for more than 20 years. This channel achieved new business profit growth of 140 per cent2 for the domestic segment driven by product enhancements and higher health and protection sales.

Indonesia

	Actual exchange rate			Constant exchange rate
	2021	2020	Change	2020	Change
APE sales ($m)	252	267	(6)%	271	(7)%
New business profit ($m)	125	155	(19)%	158	(21)%
New business margin (%)	50	58	(8)ppts	58	(8)ppts
Adjusted operating profit ($m)	446	519	(14)%	529	(16)%
IFRS profit after tax ($m)	362	409	(11)%	417	(13)%

In Indonesia, we are one of the market leaders in the overall life insurance market with 10 per cent market share by weighted new premium in 202123. We are also the market leader with a 29 per cent market share in the fast-growing Sharia segment in Indonesia23, which has the largest Muslim population in the world. Our main strategic objectives are to secure new bancassurance partners for the mass market, improving capabilities to serve our customers better through digitalisation and operational advancements, as well as preparing new propositions to cater to our target segments in anticipation of the post-Covid-19 economic rebound and upcoming new regulation on investment-linked products.

We have upgraded our offerings for the affluent segment where customers seek broad insurance and savings products supported by value-added services. We have also launched simpler, lower ticket-size standalone protection solutions serving the insurance needs of mass segments. Our Pulse digital platform appeals to digitally-savvy younger customers. For SMEs, we have created a comprehensive suite of group health and life solutions which are provided alongside related services through our digital Business@Pulse platform. We also strengthened our market leadership in the fast-growing Sharia segment through our inclusive Sharia offerings.

New business performance during 2021

Overall APE sales fell by (7) per cent2 with Covid-19-related social movement restrictions disrupting sales activity throughout much of the year. The pandemic, which caused over four million24 infections nationally by the end of 2021 in a population of circa 270 million25 has resulted in higher than expected claims. It is estimated that Indonesia accounted for over 60 per cent of total Covid-19-related claims across Asia of our policyholders. Movement restrictions were particularly severe in the third quarter of 2021, before easing towards the end of the year as Indonesia emerged from its latest Covid-19 wave. During the year, there was an increasingly effective rollout of the vaccination programme with the percentage of population vaccinated increasing from circa 11 per cent at the end of June to about 60 per cent at the end of December. APE sales in the fourth quarter were 29 per cent26 higher than those in the third quarter, with sales in the second half of the year 15 per cent26 higher than the first half of 2021.

Despite the fall in absolute APE sales amounts year-on-year, we have seen a growth of over 37 per cent in the number of standalone protection policies sold over the period, which contributed to over 70 per cent of total policies sold and 43 per cent of total APE sales (2020: 29 per cent of APE sales). Our strength in the Sharia segment also added resilience to the business with a 19 per cent increase in new Sharia policies. We did however experience a worsening of persistency exacerbated by the financial hardships of our policyholders.

Overall new business profit was (21) per cent2 lower, reflecting lower APE sales volumes as a result of lower average case sizes as we continue to diversify our product suite and move further into the Shariah mass market. Changes in economic conditions also led to a drag on new business profit over the period. Despite the fall in the year, new business profit improved as the year progressed, with a quarter on quarter increase in each quarter since the second quarter of the year.

Delivering customer-led solutions

We have executed well in difficult market conditions through innovating our product offerings, as well as increasing digital capability to mitigate the restrictions of Covid-19 on face-to-face agency sales. Total new policies grew 7 per cent driven by our strategy of expanding low ticket-size standalone protection policies to low and mid-income customers.

We continue to lead in the Sharia segment, with a commitment to expand inclusive product offerings to the mass market segment. For example, we have launched PRUCerah, the first Sharia-compliant education participating product in the market, and continue our PRUCinta (traditional Sharia product) offering. Together PRUCerah and PRUCinta contributed 13 per cent of total APE sales. To realise the potential of the Indonesian Sharia life market, we are setting up a dedicated Sharia business with the establishment of Prudential Sharia Life Assurance. This will enable full product vetting by the Sharia religious authorities and the use of specialist distribution techniques. In the Enterprise Business space, we achieved APE sales growth of 33 per cent2 in 2021, and, supported by our digital capabilities, positioned ourselves as the choice for start-up, fintech and financial institutions as their Employee Benefit provider.

Multi-channel distribution

The quality and productivity of our agency channel continued to improve. Thanks to ongoing agency reform initiatives and the broadening of our product offerings, the number of active agents increased by 4 per cent. We remain as one of the market leaders in the agency segment with 25 per cent27 of total market share. In the Sharia segment, we maintain one of the largest agency forces with almost 143,000 agents, which was 11 per cent higher than the prior year.

Development of our bancassurance channel also gathered pace. New business profit increased 25 per cent2 despite flat APE sales as a result of higher-margin new products in the traditional, funds and retirement space. We have also started to offer Sharia products through our bank partners, which contributed 4 per cent of total bancassurance APE sales in 2021.

Malaysia

	Actual exchange rate			Constant exchange rate
	2021	2020	Change	2020	Change
APE sales ($m)	461	346	33%	351	31%
New business profit ($m)	232	209	11%	212	9%
New business margin (%)	50	60	(10)ppts	60	(10)ppts
Adjusted operating profit ($m)	350	309	13%	313	12%
IFRS profit after tax ($m)	265	256	4%	259	2%

In Malaysia, the Group has leading market positions in both the conventional and Takaful markets28 and has been serving customers for more than 97 years. The Takaful segment has substantial opportunities for growth, and we are the largest player with a 30 per cent market share29. We continuously upgrade our saving and protection solutions to serve the affluent segment, and have supplemented these recently by launching more simple, flexible solutions to serve the mass market. We also continue to broaden our Islamic wealth and protection solutions to strengthen our leadership in the fast-growing mass affluent Takaful segment.

New business performance during 2021

APE sales increased by 31 per cent2, driven by growth of 45 per cent in agency production despite the tightening of Covid-19-related movement restrictions at several points throughout the year. The Takaful business achieved APE sales growth of 61 per cent2 fuelled by an increase in active agents. New business profit was 9 per cent2 higher, driven by higher volumes but given the relative weight of health and protection products, this was partly offset by the effect of higher interest rates in the period, tax changes and shift in product mix towards shorter-pay products, which also restricted new business profit and margin. Overall new business profit from health and protection business increased by 28 per cent2, including the benefit from repricing actions during the year.

Delivering customer-led solutions

With a total of 2.7 million customers, our Malaysia business is focused on providing holistic health and wealth solutions. Customer retention is high in both conventional and Takaful segments with 95 per cent and 87 per cent of customers respectively staying with the business. Most products are regular premium, which accounted for 98 per cent of APE sales in 2021. PruAllCare was launched in the last quarter of 2021 that provides comprehensive critical illness coverage and covers up to 190 conditions. Leveraging our Pulse platform, the business is also reaching out to the underserved communities and providing affordable and accessible healthcare services and wellness awareness to all Malaysians including the Muslim Community.

Multi-channel distribution

Our Malaysian business benefits from a growing agency force, with over 1,200 MDRT qualifiers, contributing to 36 per cent of total Agency APE sales30. The number of total active agents is up 20 per cent on the prior year. In the Takaful segment, we have one of the largest agency forces with over 18,000 agents, which was 18 per cent higher than the prior year.

We also continue to benefit from our established bancassurance partnerships with Standard Charted Bank and UOB. Following the pivot to higher protection and savings sales through our bank partners, new business profit through this channel saw 33 per cent growth.

Singapore

	Actual exchange rate			Constant exchange rate
	2021	2020	Change	2020	Change
APE sales ($m)	743	610	22%	626	19%
New business profit ($m)	523	341	53%	350	49%
New business margin (%)	70	56	14ppts	56	14ppts
Adjusted operating profit ($m)	663	574	16%	589	13%
IFRS profit after tax ($m)	394	521	(24)%	535	(26)%

In Singapore, we are one of the market leaders in protection, savings and investment-linked plans31. We have been serving the financial needs of Singapore for more than 90 years, delivering a suite of product offerings and professional advisory through our network of more than 5,000 financial consultants and our bank partners. We see significant prospects to increase our presence in the high net-worth segment by further upgrading our suite of health and legacy planning products, as well as strengthening our position in the affluent segment with flexible health and retirement solutions. We are building capabilities on Pulse to offer simpler insurance products, including our Shield offerings. We also grew our presence in the SME space by leveraging our Business@Pulse platform.

New business performance during 2021

Our new business momentum in Singapore continued despite the tightening of Covid-19-related movement restrictions at several points throughout the year. APE sales were 19 per cent2 higher, supported by 10 per cent2 growth across our agency channel and 30 per cent2 growth across our bancassurance channel. New business profit increased by 49 per cent2, reflecting higher sales volumes and a favourable shift in product mix towards newly launched, higher margin investment-linked products, re-pricing of with-profits products, and an increase of high margin protection business (such as PruShield) within the health and protection product group. Overall new business margin, given the weight to savings products in new sales in 2021, was also lifted by improved economics as interest rates increased over the period.

Delivering customer-led solutions

We saw diversified growth across our wide product offerings in 2021. On the protection side, PRUShield, our MediSave-approved integrated Shield plan, saw APE sales growth of 50 per cent2. On the savings side, investment-linked APE sales increased by 100 per cent2 while participating products achieved 16 per cent2 growth in APE sales. We continued to penetrate the high net-worth segment, which saw 109 per cent growth in APE sales, via our comprehensive product offerings. Our Enterprise Business also delivered good growth with APE sales increasing by 16 per cent2.

Multi-channel distribution

The diversity of our distribution has been instrumental to new business growth in the year. In particular, bancassurance achieved new business profit growth of 159 per cent2, which was supported by our deeper penetration of the high net-worth segment, successful focus on retirement solutions and a shift towards higher-margin products with an expected longer policy term.

In the agency channel, the quality of productivity of our agency force continues to improve significantly. Top-tier agents grew at pace as demonstrated by the more than 9 per cent increase in the number of MDRT qualifiers to over 1,000 in 2021. We continue to rank first32 by regular premium APE sales in our agency channel, with overall active agents increasing by 4 per cent. Productivity as measured by APE sales per active agent rose 6 per cent, supported by higher case counts and also larger case size.

Growth Markets and Other

	Actual exchange rate			Constant exchange rate
	2021	2020	Change	2020	Change
APE sales ($m)	1,412	1,245	13%	1,262	12%
New business profit ($m)	558	440	27%	446	25%
New business margin (%)	40	35	5ppts	35	5ppts
Adjusted operating profit ($m)	932	835	12%	841	11%
IFRS profit after tax ($m)	434	548	(21)%	562	(23)%

The Group's growth markets and other segment incorporates its businesses in India and Thailand, as well as Vietnam, the Philippines, Cambodia, Laos, Taiwan and Myanmar, and its businesses in Africa. The Group sees the opportunity for rapid growth through the roll-out of its efficient and scalable business model, multi-channel distribution networks and the provision of digital products and services through Pulse.

In India, our business primarily consists of a 22.1 per cent holding in the Indian Stock Exchange listed life insurance business, ICICI Prudential Life, and 49 per cent of the asset manager, ICICI Prudential Asset Management (included as part of our Eastspring segment). Both businesses boast a top-three position in their respective market33. ICICI Prudential Life intends to grow the business by deepening penetration of under-served customer segments, enhancing distribution footprint and tailoring solutions to the different customer needs across saving, protection and retirement, including developing new propositions for the mass market in the Tier 2 cities. ICICI Prudential Life has also announced its aspiration to double its 2019 new business profit by 2023 through its '4P' framework of Premium growth, Protection focus, Persistency improvement and Productivity enhancement.

In Thailand, we are focused on delivering the strategic benefits of recent investments and upscaling the business significantly through our bank partnership with TTB and UOB. This has resulted in our higher-than-industry average APE sales growth34 in the bancassurance channel as well as for the overall business in 2021. As a result, our market share in the bancassurance channel increased from 10.1 per cent to 14.1 per cent35. We offer a diversified portfolio of segment-led solutions, including integrated wealth and retirement solutions for the affluent segment, alongside simpler digital propositions via the apps of our bank partners. We also work with our bank partners to unlock SME opportunities through our Business@Pulse platform.

In Vietnam, we will continue to strengthen our presence in the rural areas while we expand our geographical coverage in the urban cities via our agency, bancassurance and new digital channels. We serve the affluent segment with flexible health, investment and education-orientated savings solutions. We also cater to the needs of mass market with simple and affordable health and savings solutions.

The Philippines currently has very low levels of life insurance penetration. However, with rising GDP per capita, and supported by Prudential's proven expertise and market-leading positions36, Prudential is confident of delivering significant new life insurance APE sales growth in this market. We continue to build on our core strengths in the affluent and mass-market segments, alongside leveraging our digital assets to cover more Millennials and Gen Z's. For Cambodia and Laos, our intention is to build multi-channel capabilities with highly digital infrastructure for these high potential markets.

In Africa, we have built a rapidly growing multi-product business since 2014, with operations in eight countries across the continent. Our business is well-positioned to accelerate its growth as we seek to meet the growing health and savings needs of a rapidly growing working-age population and growing number of middle-class consumers. We are introducing comprehensive health and wellness propositions to serve the growing affluent segment. Regional leadership including senior members of Asian businesses has relocated from London to Nairobi to accelerate knowledge transfer, innovations and best practice sharing with the Group's other operations.

New business performance during 2021

The businesses comprising our Growth markets and other segment saw APE sales up 12 per cent2 compared with 2020. Cambodia, India, Myanmar, the Philippines, Thailand and Africa all had double-digit growth despite the difficulties associated with Covid-19. New business profit was up 25 per cent2 exceeding the growth in sales, with Cambodia, India, the Philippines, Myanmar and Thailand all having double-digit growth in new business profit and also reflecting the inclusion of our Africa businesses for the first time in 2021.

In India, APE sales grew 29 per cent2 supported by diverse growth across all distribution channels, with both agency and bancassurance channels achieving APE sales growth in 2021, as well as an increased focus on annuity products. Despite the challenges arising from Covid-19 restrictions, new business profit grew by 41 per cent2 in 2021 as a result of favourable product mix.

In Thailand, APE sales rose 22 per cent2 helped by the expansion of bancassurance sales in 2021. New business profit margins improved compared with the prior year following favourable product mix and improving interest rates over the period, resulting in a 129 per cent2 increase in new business profit.

In Vietnam, sales volume slightly increased despite nationwide Covid-19 lockdowns impacting the agency market. The bancassurance channel performed well despite Covid-19, with APE sales up 17 per cent2, as banks were allowed to remain open as essential services during the lockdown. Prudential also benefited from the expansion of bancassurance agreements and remained the leader in the bancassurance channel with 19.4 per cent market share37.

In the Philippines, 2021 APE sales were up 26 per cent2, primarily from the agency channel, and Prudential remains the largest player in the market36. New business profit growth was broadly in line with the increase in APE sales.

In Africa, APE sales have grown by 24 per cent2 year-on-year, with growth in all eight countries. The East and Central Africa business (comprising Kenya, Uganda and Zambia) performed particularly well with an APE sales growth of 43 per cent2.

Delivering customer-led solutions

In Thailand, we have developed a portfolio of segment-led insurance solutions that emulate the needs of our bank partners' customers. For example, we provided affordable credit life solutions to the banks' mortgage and personal loan customers; we delivered packaged solutions that combine bank products with insurance offerings including savings and protection products; and we expanded our investment-linked offerings the sales of which, through the bancassurance channel, increased by 88 per cent2 in 2021 as compared with the previous year. Leveraging our Business@Pulse ecosystem, our Employee Benefit business has also gained traction achieving 76 per cent2 growth in APE sales and covering more than 140,000 members.

In Vietnam, we launched an innovative digital Personal Accident product ('PRUGuard 24/7') as well as a low-cost digital Critical Illness solution ('PRUCare') via various digital platforms thereby increasing our penetration into the younger segment of the Vietnamese population. Since launch in late December 2020 and April 2021, we have sold over 42,00038 PRUGuard policies and 3,00038 PRUCare policies respectively.

In Cambodia, we introduced our first-in-the-market digital solutions in Dengue and Malaria protection as well as Road Safety protection.

In Africa, we continue to pursue customer-led insurance initiatives, particularly with our partners where we have launched a digital 'Diaspora Funeral Cover' product with Centenary Bank in Uganda and a degree insurance digital product with MTN in Cameroon.

Multi-channel distribution

In India, ICICI Prudential Life's growth ambitions will be driven by enhancing its multi-channel distribution capability. In the agency channel, we have recruited over 27,000 new agents during the year. Outside agency, we have added about 100 new partnerships bringing total partnerships to around 700 including 23 banks.

In Thailand, the strategic partnership with TTB, which commenced on 1 January 2021, significantly strengthens our distribution capability in Thailand's fast-growing life insurance sector, giving us access to an expanded network of 636 branches. We have launched a refreshed set of propositions encompassing the high net-worth, retail, commercial and SME segments and rolled out a new e-POS system. These developments have enabled us to advance our overall market share to 6.5 per cent from 5.1 per cent35 in 2020 and become the third largest player35 in the bancassurance channel in 2021.

In the Philippines, we are partnering with CIMB Bank Philippines to help bring more financial products and services to the country's consumers. Under this partnership, we will provide CIMB's customers with easy access to our life insurance products through CIMB's app, and CIMB's deposit savings and credit products will be made available on our Pulse app.

In Africa, we have sought to deepen our health and protection offering, complementing an increasing portfolio of corporate protection across many of our countries. In our agency and bancassurance business we have increasingly equipped our agents and sales people with the skills required to advise their customers on their protection requirements. Compared with the first quarter of 2021, agency protection productivity had increased by 40 per cent by the fourth quarter with an over 20 per cent increase in the number of agents who sold a protection case in the same period. Sales people have been supported in their careers in many markets through earlier training on protection products, creating opportunities to help them serve this significant gap in the market.

In other high-potential markets, agent quality and productivity continued to improve. In Vietnam the contribution to APE sales by our MDRT qualifiers increased by 7 percentage points to 45 per cent. Cambodia agency development was encouraging with both number of active agents and APE sales per active agent rising significantly in 2021.

Eastspring, leading asset manager in Asia

	Actual exchange rate			Constant exchange rate
	2021	2020	Change	2020	Change
Total funds under management ($bn)	258.5	247.8	4%	241.4	7%
Adjusted operating profit ($m)	314	283	11%	286	10%
Fee margin based on operating income (bps)	30	28	2ppts	n/a	n/a
Cost/income ratio (%)	54	52	2ppts	n/a	n/a
IFRS profit after tax ($m)	284	253	12%	255	11%

Eastspring Investments ('Eastspring'), the asset management arm of the Group, is a global asset manager with Asia at its core, offering innovative investment solutions to meet the financial needs of clients. Operating in Asia since 1994, Eastspring has built an unparalleled on-the-ground presence in 11 Asian markets15 as well as distribution offices in North America and Europe. Eastspring's shared purpose - Experts in Asia. Invested in your future - clearly guides the business. Beyond investing, Eastspring aims to help its stakeholders secure a better and more sustainable future.

As of 31 December 2021, Eastspring managed a total of $258.5 billion of assets across equity, fixed income, multi asset, quantitative and alternative strategies on behalf of institutional and retail investors globally. It is one of the largest pan-Asian asset managers and is a top-10 asset manager in six of the markets where the firm operates39.

As the main investment partner to Prudential's insurance business, Eastspring focuses on enhancing its investment solutions for Prudential. At the same time, it continues to grow its third-party business globally. This is underpinned by Eastspring's four-pillar strategy: first, to strengthen its existing business; second, to diversify its investment capabilities and range of products; third, to accelerate its ESG agenda; and fourth, to broaden its distribution channels. Through the year, Eastspring has achieved progress in each of these areas.

Increasing funds under management and enhancing returns

In what was largely a volatile market, existing and new clients turned to Eastspring for advice. Eastspring grew its assets under management by 4 per cent26 in 2021, reflecting favourable investment returns and net inflows from the Group's insurance businesses and from third-party clients. Third-party business40 saw net in-flows from retail clients, driven by a strong demand for equity products, partially offset by institutional net outflows. The outflows across the businesses were predominantly due to profit taking and asset rebalancing amid generally strong equity market conditions. The redemptions of funds managed on behalf of M&G plc in 2021, net of inflows, totalled $(4.0) billion, with a further $(0.9) billion of outflows anticipated in 2022. The overall asset mix has remained stable and is well diversified across both clients and asset classes.

Eastspring continued to perform well for clients, with 61 per cent of assets under management outperforming benchmarks over the past year41. Significant 'alphas' have been generated by the value-style equity teams, in addition to positive relative and absolute performance by teams focusing on quantitative strategies and multi-asset solutions.

Eastspring is proud to be named the 'Asset Management Company of the Year, ASEAN' in The Asset Triple A Sustainable Investing Awards. Across 2021, Eastspring won twenty-six industry awards across a wide range of investment categories, a testament to the firm's success and investment excellence.

Diversifying capabilities, driving future growth

Eastspring saw significant progress in seeking to diversify its investment capabilities, increase the number of products marketed to clients, and develop new and innovative solutions. Over the year it attracted $5.3 billion of assets through the launch of 75 new products42.

Notably, in the consumer and private wealth segment, the firm worked with its intermediary clients to achieve several successful fund IPO launches in Thailand and Taiwan and similarly in other markets across the region. Other recently launched strategies including the Asia Multi Factor and Global Emerging Markets excluding China Equity attracted new customers.

Leveraging on third-party partnerships, Eastspring enhanced its mix of products and solutions across partners' platforms, an example being the launch of several foreign investment funds (FIF) in Thailand. Eastspring also offered new solutions for both the Group's insurance businesses and external partners to meet the demand for regular saving and retirement solutions such as RiCh in Malaysia, TTB Smart Port in Thailand and discretionary investment advisory mandates in Taiwan.

Meanwhile, Eastspring continued to expand its footprint in India and Mainland China.

In India, ICICI Prudential Asset Management Company broadened its product suite across active and passive strategies for retail and high net-worth clients, introducing new strategies such as the ICICI Prudential NASDAQ 100 Index Fund and ICICI Prudential Strategic Metal and Energy Equity Fund of Fund. These in turn drove a 15 per cent increase in the Group's share of funds under management to $30.9 billion43.

In Mainland China, we operate through CITIC-Prudential Fund Management Company Limited, a 49 per cent-owned joint venture with CITIC with the Group's share of assets under management of $12.4 billion, as well as through our wholly-owned private fund manager operationalised in 2019 within Eastspring, which now has sourced and sub-advised assets under management of $931 million. 2021 saw it build a portfolio of credible China A Equity growth style funds and China bond funds, which attracted demand from international clients, validating their confidence in the firm's products. Our Chinese life insurance joint venture has established its own asset management company in 2020, Prudential-CITIC Asset Management Co, which further strengthens our capabilities in savings and retirement products. During the year CITIC Prudential Fund Management Company achieved a successful IPO with the launch of the Fengyu Hybrid fund, achieving assets under management of over RMB 10 billion (approximately $2 billion) through a partnership with CITIC Bank. It achieved strong fund performance with 7 of its 15 equity funds achieving top-decile fund performance, leading to a 27 per cent44 growth in their total assets.

Across the Asia region and beyond, Eastspring's commitment to delivering superior investment outcomes for our investors and clients over the long term has made us a trusted partner, as evidenced in 2021, and the firm will continue to focus on investment excellence going into 2022.

Accelerating responsible investing, invested in your future

In line with its purpose, Invested in Your Future, Eastspring continued to reinforce its ambition as a leading Asia-based asset manager rooted in ESG and sustainability. To meet client demand for responsible investment portfolios, Eastspring launched its second ESG-focused product, the US ESG Beta Fund in October 2021, followed by the Eastspring IDX ESG Leaders Plus Fund in January 2022. It is in the process of developing several other ESG-focused funds for both Prudential and third-party clients. These include China All Shares Sustainable Fund, China Offshore Sustainable Bond Fund and Japan Sustainable Value Fund.

Broadening distribution, increasing digitalisation

Eastspring has strengthened its institutional business, winning new mandates with top asset owners, alongside expanded recommendation ratings from investment consultants, both in local markets and globally. Apart from reinforcing its position as Experts in Asia, Eastspring also gained traction outside of Asia, as it continued to build its footprint and relationships in North America and Europe, leveraging on partnerships with third-party distributors.

In the retail segment, Eastspring expanded its digitalised distribution capabilities through partnerships with multiple new age digital wealth managers, such as Stashaway, Endowus and Moduit. Promising progress has also been made in its own digitalisation capabilities; as an example, the upgrade of Eastspring Malaysia's own digital platform with a new 'Do-It-Yourself' feature, enabling new and existing retail investors to Buy, Regularly Invest, Sell and Switch transactions directly on the platform.

As part of Eastspring's commitment in advancing financial knowledge for its stakeholders, it produced over 50 thought leadership and insight articles over the year enabling clients to stay on top of financial trends, outlook and knowledge. It also adopted new channels of communication - social media channels (Instagram, Whatsapp and TikTok) and a new podcast, on top of its regular expert webinar series. Eastspring's brand presence is also amplified through Prudential's Pulse app via thought leadership content and knowledge sharing.

The focus on financial literacy starts from the grassroots level. To this end, Eastspring launched the #MoneyParenting campaign across Asia to empower parents to coach their children towards a financially successful future. This initiative was recognised by the Malaysia Financial Education Network45.

Notes

1      After deduction of underwriting fees and other estimated expenses connected with the equity raise.
2      On a constant exchange rate basis.
3      APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the
        IFRS financial statements. See note II of the Additional unaudited financial information for further explanation.
4      New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.
5      'Adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial statements.
6      To employees of the continuing business.
7      Full year 2021 total funds under management, including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management, reported based on the country where the funds are managed.
8      Based on full year 2021 exchange rates.
9      Source: World Health Organisation: Global Health Observatory data repository (2019). South-East Asia, out of pocket expenditure as percentage of current health expenditure.
10     Prudential estimate based on number of in-force policies over total population.
11     Source: Swiss Re Institute: The health protection gap in Asia, October 2018.
12     Source: The Economist, Special report, 28 March 2020 edition.
13     Including India and CPL.
14     Percentage of APE sales in Asia markets, excluding India and including CPL and Malaysia Takaful on a 100 per cent basis.
15     Mainland China, Hong Kong, India, Indonesia, Japan, Malaysia, Singapore, South Korea, Taiwan, Thailand, Vietnam.
16     As at 31 December 2021, in the markets where Pulse is offered.
17     APE sales involving Pulse are sales completed by agents on leads from digital campaigns captured within the Pulse customer management system or on leads from Pulse registrations, together with a small number of policies purchased via Pulse online.
18     Leads that originate from a digital platform, digital campaign or partner; and other leads, including leads from agents, recorded on PRUleads, part of the Pulse platform.
19     Operating return on average shareholders equity from continuing operations.
20     See note II of the Additional unaudited financial information for definition and reconciliation.
21     Source: based on life insurance sector gross written premiums data from the China Banking and Insurance Regulatory Commission.
22     Source: based on analysis of newsclips and information collected from the informal market network group.
23     Source: based on weighted new premiums for 2021 from Indonesian Life Insurance Association.
24     Source: Our World in Data: Cumulative confirmed Covid-19 cases.
25     United Nations, Department of Economic and Social Affairs, Population Division, World Population Prospects 2019 Revision (2020 estimates).
26     On an actual exchange rate basis.
27     Source: based on weighted new premiums from Indonesian Life Insurance Association.
28     Source: based on new business APE from the Life insurance association of Malaysia.
29     Source: based on new business APE from the Insurance Service Malaysia Berhad.
30     Including Malaysia Takaful on a 100 per cent basis.
31     Source: based on weighted new business premiums reported within the Singapore Life Insurance Association for full year 2021.
32     Source: based on regular premium APE data from the Singapore Life Insurance Association.
33     Source: India Life insurance business: based on calendar year 2021 retail weighted premium of private insurers operating in India; India asset manager: based on Association of mutual funds in India.
34     Source: based on APE sales in the first 11 months of 2021.
35     Source: based on weighted new business premiums from the Thai Life Assurance Association.
36     Source: based on weighted first year premiums from the Insurance Commission.
37     Source: based on full year 2021 APE from the Actuarial Network Data Sharing.
38     As at October 2021.
39     Sources: Singapore and Hong Kong (Morningstar), Malaysia (Lipper), Thailand (Association of Investment Management Companies), Korea (Korea Financial Investment Association), India (Association of Mutual Funds in India), Japan (Investment Trusts Association, Japan), Taiwan (securities Investment Trust & Consulting Association of R.O.C),
         China (Wind), Indonesia (Otoritas Jasa Keuangan), Vietnam (State Securities Commission of Vietnam). All markets as of June 2021. Eastspring joint ventures include Hong Kong, India, China. Japan reflects Publicly Offered Investment Trusts market presence. China reflects public mutual funds presence. Vietnam reflects open-ended mutual funds market presence only. Market presence based on whether the AMCs offer onshore domiciled mutual funds. Market ranking based on 100 per cent shareholdings.
40     Excluding money market funds and funds managed on behalf of M&G plc.
41     The value of assets under management at 31 December 2021 in funds which outperform their performance benchmark as a percentage of total assets under management at 31 December 2021, excluding assets in funds with no performance benchmark.
42     As of December 2021, excluding joint ventures.
43     Group's share of total assets under management.
44     Growth from end of 2020 to end of Q3 2021.
45     The Financial Education Network (FEN), an initiative by the Malaysian government, is an inter-agency platform comprising of institutions and agencies committed to improving the financial literacy of Malaysians.
46     Source: based on GDP data sourced from the World Bank and www.bayarea.gov.hk websites.

Financial review

2021 saw Prudential grow its continuing business organically across the Group's key measures of financial performance. This performance, as in prior years, reflects the benefit of our digitally-enabled, multi-channel and geographically diverse platform as well as our focus on writing quality business at attractive margins. Despite the ongoing Covid-19-related disruption, the Group has delivered a robust financial performance as management and staff continued to focus on delivering for our customers.

We successfully completed the demerger of Jackson and restructured the Group's financing through an equity raise and debt redemption programme. As a result, we start 2022 with materially enhanced financial flexibility, with our leverage ratio at the lower end of our medium-term target range and strong levels of regulatory capital. Going forward, we will benefit from lower interest costs following the redemption and refinancing of debt to date, and by the start of 2023 from a further $70 million1 reduction in annual central expenses. We continue to seek increases in the efficiency of our central operations by delayering, de-duplicating and speeding up processes through automation and consolidation of suppliers, while redirecting discretionary spend on IT to support high growth initiatives. Prudential is well placed to profit from the growth opportunities in its Asia and Africa markets on it which it is now entirely focused.

2021 saw continued and varying Covid-19-related disruption in many of our markets. This, and the related continued closure of the Hong Kong-Mainland China border, impacted our overall APE sales performance. The growth of our other markets has, however, mitigated the impact on APE sales and our continued focus on high customer retention and health and protection products has allowed us to continue to grow adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit2). Over the course of 2021, global equity market performance varied; the MSCI Asia excluding Japan equity index fell (4) per cent, the HKSI fell (14) per cent while the S&P 500 index increased by 27 per cent. Government yields in many of our markets ended the year higher with the US 10-year yield increasing by 59 basis points to 1.53 per cent. During the year, interest rates were volatile as various geopolitical and Covid-19-related economic impacts developed, most importantly the emergence of material inflationary trends.

The 2021 IFRS results include Jackson up to the date of demerger (13 September 2021) and for financial reporting purposes Jackson is classified as a discontinued operation, with its results excluded from all of our Group KPIs that are focused entirely on the continuing part of our business. At 31 December 2021 our residual 18.4 per cent interest in Jackson is carried at fair value and was valued at $683 million at this date.

The total IFRS loss after tax for 2021 was $(2,813) million (2020: $2,231 million3 profit after tax), which comprised a $2,214 million profit after tax from continuing operations and a $(5,027) million loss after tax from discontinued operations. This loss from discontinued operations is due to the write-down of Jackson to its fair value upon demerger, as required by accounting standards. Further discussion on the loss from discontinued operations is included in the section headed 'Loss from discontinued operations - Jackson' which appears later in this report. As a consequence of the demerger of Jackson, IFRS shareholders' equity fell from $20.9 billion4 at the end of 2020 to $17.1 billion at 31 December 2021. The remainder of this summary will focus on the Group's continuing operations.

As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement, unless otherwise noted.

In 2021, despite on-going disruption, our digitally-enabled, multi-channel and geographically diversified platform delivered 8 per cent growth3 in APE sales5. Excluding Hong Kong, where border restrictions with Mainland China remained in place, APE sales were 16 per cent higher3, with particularly encouraging growth in key markets such as Mainland China, India, Malaysia, the Philippines, Singapore and Thailand. This increase in APE sales was combined with an improvement in new business margins driven by a favourable shift in business mix, which resulted in a 13 per cent increase3 in Group new business profit6. The adjusted operating profit of our life insurance businesses increased by 8 per cent3 despite higher Covid-19-related claims, and reflects the high quality of our in-force portfolio. Asset management adjusted operating profit increased 10 per cent3 driven by higher average funds under management following sustained net inflows from our life businesses and improved asset mix. Eastspring's overall funds under management reached $258.5 billion7 at 31 December 2021. The Group's overall adjusted operating profit increased 16 per cent3 reflecting higher life and asset management results and reduced central expenses. Our life and asset management business generated operating free surplus8 of $2,071 million, up 7 per cent3 on the prior year. The Group's embedded value was $47.4 billion at 31 December 2021, with an operating return on embedded value of 8 per cent9. The increase from the prior year end was driven mainly by the addition of $2.5 billion of new business profit and the $2.4 billion net proceeds10 of our equity raise.

Our regulatory capital position and central liquidity positions remain robust. After allowing for the effect of planned high-coupon debt redemption in January 2022, the Group's GWS shareholder surplus11 was $11.5 billion and cover ratio was 408 per cent. The increase in surplus and cover ratio over 2021 largely reflects the impact of organic capital generation, the proceeds from our equity raise and other positive non-operating movements. The Group's liquidity position remains very sound with $3.6 billion of holding company cash at the end of the year, of which $1,725 million was utilised in January 2022 to redeem debt, and $2.6 billion of undrawn committed facilities.

IFRS profit
	Actual exchange rate			Constant exchange rate
	2021 $m	2020 $m	Change %	2020 $m	Change %
Adjusted operating profit based on longer-term investment returns before tax from continuing operations

CPL	343	251	37	269	28
Hong Kong	975	891	9	889	10
Indonesia	446	519	(14)	529	(16)
Malaysia	350	309	13	313	12
Singapore	663	574	16	589	13
Growth markets and other12	932	835	12	841	11
Long-term business adjusted operating profit	3,709	3,379	10	3,430	8
Asset management	314	283	11	286	10
Total segment profit from continuing operations	4,023	3,662	10	3,716	8
Investment return and other income	21	(15)	n/a	(15)	n/a
Interest payable on core structural borrowings	(328)	(316)	(4)	(316)	(4)
Corporate expenditure	(298)	(412)	28	(428)	30
Other income and expenditure	(605)	(743)	19	(759)	20
Total adjusted operating profit before tax and restructuring and IFRS 17 implementation costs	3,418	2,919	17	2,957	16
Restructuring and IFRS 17 implementation costs	(185)	(162)	(14)	(167)	(11)
Total adjusted operating profit before tax	3,233	2,757	17	2,790	16
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business	(458)	(579)	21	(554)	17
Amortisation of acquisition accounting adjustments	(5)	(5)	-	(5)	-
(Loss) Profit attaching to corporate transactions	(94)	735	n/a	733	n/a
Profit from continuing operations before tax attributable to shareholders	2,676	2,908	(8)	2,964	(10)
Tax charge attributable to shareholders' returns	(462)	(440)	(5)	(450)	(3)
Profit from continuing operations for the period	2,214	2,468	(10)	2,514	(12)
Loss from discontinued operations for the period, net of related tax	(5,027)	(283)	n/a	(283)	n/a
(Loss) profit for the period	(2,813)	2,185	n/a	2,231	n/a

IFRS earnings per share
	Actual exchange rate			Constant exchange rate
	2021 cents	2020 cents	Change %	2020 cents	Change %
Basic earnings per share based on adjusted operating profit after tax from continuing operations	101.5	86.6	17	87.6	16

Basic earnings per share based on:
Total profit after tax from continuing operations	83.4	94.6	(12)	96.4	(13)
Total profit after tax from discontinued operations	(161.1)	(13.0)	n/a	(13.1)	n/a

Segment profit from continuing long-term and asset management business increased by 8 per cent3 to $4,023 million. All our major segments, other than Indonesia, delivered growth, with the biggest percentage increase seen in CITIC Prudential Life (CPL). Earnings in the second half of the year were dampened by higher claims costs in Indonesia following a surge of Covid-19 cases in the third quarter, and as medical reimbursement costs continued to trend back to pre-pandemic levels. After allowing for a 20 per cent3 reduction in central expenditure (before restructuring and IFRS 17 implementation costs), total adjusted operating profit before tax increased to $3,233 million, a 16 per cent3 increase compared with the prior period.

CPL, our joint venture business in Mainland China, delivered a 28 per cent increase3 in adjusted operating profit to $343 million, primarily driven by growth in our in-force portfolio, evident by a 19 per cent growth in recurring premiums in 2021.

In Hong Kong, our adjusted operating profit was up 10 per cent3 to $975 million and is driven by our long-term focus on regular premium business and strong retention of both our domestic and Mainland China customers. It also reflects the on-going growth of our health and protection business and, for our flagship critical illness products, the compounding benefit to adjusted operating profit given the accumulating nature of asset shares. Earnings outperformed growth in renewal premiums, as some policies within the with-profits funds reached the end of their premium paying term, albeit they continue to contribute to annual adjusted operating profit through the with-profits bonus mechanism.

In Indonesia, adjusted operating profit reduced by (16) per cent3 reflecting lower APE sales over recent years and adverse Covid-19-related claims experience.

In Malaysia adjusted operating profit growth of 12 per cent3 was supported by the growth of our in-force health and protection business, with shareholder-backed renewal premiums increasing by 8 per cent3, and higher fee income as a result of increased funds held within unit-linked funds.

In Singapore, adjusted operating profit increased 13 per cent3 reflecting the continued growth of our in-force business, including in protection and savings products where we believe demand will continue as the population ages and seeks to meet its health and retirement needs.

The businesses comprising our Growth markets and other segment generated adjusted operating profit growth of 11 per cent3, reflective of in-force growth which is supported by APE sales in recent years. Vietnam, the Philippines and Thailand all reported double-digit growth. In Thailand double-digit growth in adjusted operating profit was achieved through APE sales growth from the expansion of the strategic partnerships and resilient in-force growth. In India, the result for the period reflected higher Covid-19-related claims following the large spike in cases seen in the first half of the year.

Long-term insurance business adjusted operating profit drivers

Profit margin analysis of long-term insurance continuing operations13

	Actual exchange rate				Constant exchange rate
	2021		2020		2020
		Margin		Margin		Margin
	$m	bps	$m	bps	$m	bps
Spread income	312	66	296	74	304	76
Fee income	345	103	282	101	287	101
With-profits	135	16	117	16	118	16
Insurance margin	2,897		2,648		2,689
Other income	3,239		3,219		3,262
Total life insurance income	6,928		6,562		6,660
Expenses:
Acquisition costs	(2,085)	(50)%	(1,928)	(51)%	(1,964)	(50)%
Administration expenses	(1,656)	(205)	(1,591)	(234)	(1,609)	(234)
DAC adjustments	566		382		392
Share of related tax charges from joint ventures and associates	(44)		(46)		(49)
Long-term insurance business pre-tax adjusted operating profit	3,709		3,379		3,430

Our adjusted operating profit continues to be based on high-quality drivers. The overall 8 per cent3 growth in life insurance adjusted operating profit to $3,709 million (2020: $3,430 million3) was driven principally by 8 per cent3 growth in insurance margin-related revenues reflecting our ongoing focus on recurring premium health and protection products and the associated continued growth of our in-force business, partially offset by a more normalised claims experience following the lower level of claims seen in 2020 and higher Covid-19 claims in Indonesia and India in 2021.

Fee income increased by 20 per cent3, reflecting the beneficial impact of stronger equity markets and premium contributions while spread income increased by 3 per cent3, with a fall in margin due to country mix.

With-profits earnings relate principally to the shareholders' share in bonuses declared to policyholders. As these bonuses are typically weighted to the end of a contract, under IFRS, with-profit earnings consequently emerge only gradually over time. The 14 per cent3 growth in with-profits earnings reflects the ongoing growth in these portfolios.

Other income primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses. As such, the 1 per cent3 decline (1 per cent increase on an actual exchange rate basis) from 2020 reflects changes in product mix partially offset by higher premiums on shareholder-backed business. Acquisition costs increased in the year, largely due to higher APE sales as compared with the prior year. This increase in acquisition costs has led to an increase in the costs deferred and therefore higher DAC adjustments in the year. Administration expenses, including renewal commissions, increased by 3 per cent3 (4 per cent increase on an actual exchange rate basis) reflecting in-force business growth.

Asset management

		Actual exchange rate
	2021 $m	2020 $m	Change %
Total external net flows*,14	613	(9,972)	n/a

External funds under management* ($bn)	94.0	93.9	-
Funds managed on behalf of M&G plc ($bn)	11.5	15.7	(27)
Internal funds under management ($bn)	153.0	138.2	11
Total funds under management ($bn)	258.5	247.8	4

Analysis of adjusted operating profit
Retail operating income	449	390	15
Institutional operating income	298	256	16
Operating income before performance-related fees	747	646	16
Performance-related fees	15	7	114
Operating income (net of commission)	762	653	17
Operating expense	(403)	(336)	(20)
Group's share of tax on joint ventures' adjusted operating profit	(45)	(34)	(32)
Adjusted operating profit	314	283	11
Adjusted operating profit after tax	284	253	12

Average funds managed by Eastspring	251.7bn	227.1bn	11%
Fee margin based on operating income	30bps	28bps	+2bps
Cost/income ratio15	54%	52%	+2ppts
*    Excluding funds managed on behalf of M&G plc.

Eastspring's total funds under management were $258.5 billion at 31 December 2021 (31 December 2020: $247.8 billion4), reflecting favourable internal net flows and higher equity markets. Compared with 2020, Eastspring's average funds under management increased by 11 per cent4 (9 per cent on a constant exchange rate basis).

Eastspring saw total net inflows of $5.8 billion over 2021 (2020: $(11.5) billion4) which included internal net inflows from our life businesses of $10.7 billion (2020: $8.5 billion4) and from third-parties (excluding money market funds) of $0.6 billion (2020: $(10.0) billion4 of outflows). Offsetting these amounts were $(4.0) billion of net outflows for funds managed on behalf of M&G plc, with further net outflows of about $(0.9) billion expected in 2022. Third-party net flows were driven by $1.1 billion of retail net inflows, partly offset by net institutional outflows. Overall there were external net inflows into equity funds and external net outflows from fixed income funds, which contributed to an increase in the retail fee margin.

Eastspring's adjusted operating profit of $314 million was up 10 per cent compared with the prior period on a constant exchange rate basis (up 11 per cent on an actual exchange rate basis). Operating income before performance related fees was 16 per cent higher4, driven by higher average funds under management and a 2 basis points increase in fee margin reflecting an improved asset mix. The cost/income ratio increased to 54 per cent (2020: 52 per cent) reflecting both higher staff costs and investments made in strengthening the capabilities of the business across dimensions including footprint, distribution, investment strategies and customer experience.

Other income and expenditure

Central corporate expenditure was 30 per cent3 lower than the prior period reflecting the delivery of the $180 million of right-sizing of our head office costs alongside the evolving footprint of the business. Annual head office costs are targeted to reduce further by around $70 million1 from the start of 2023.

Interest costs on core structural borrowings of $(328) million (2020: $(316) million3) include interest costs of $(126) million related to the four tranches of debt that were redeemed in December 2021 and January 2022 using the proceeds from the share offer during the year, which are not expected to recur going forward.

Restructuring costs of $(185) million (2020: $(162) million4) reflect the Group's substantial and ongoing IFRS 17 project, and one-off costs associated with cost saving, regulatory and other initiatives in our business. IFRS 17 costs are expected to remain elevated until the standard is fully implemented.

IFRS basis non-operating items from continuing operations

Non-operating items from continuing operations in the year consist mainly of short-term fluctuations in investment returns on shareholder-backed business of negative $(458) million, (2020: negative $(554) million3), and $(94) million of costs associated with corporate transactions (2020: gain of $733 million3).

Short-term fluctuations reflect the net impact from an increase in interest rates in most Asia markets on bond asset values and on the valuation interest rates (VIRs) used to determine policyholder liabilities.

Costs associated with corporate transactions of $(94) million (2020: gain of $733 million3) include the cost incurred by Prudential plc in connection with the separation of Jackson including key management changes. See note D1.1 in the IFRS financial statements for further information.

IFRS effective tax rates for continuing operations

In 2021, the effective tax rate on adjusted operating profit was 17 per cent (2020: 18 per cent). The decrease in the 2021 effective tax rate reflects the resolution of some historic issues at lower amounts than had been provided for.

The effective tax rate on total IFRS profit in 2021 was 17 per cent (2020: 15 per cent). The increase in the 2021 effective tax rate reflects the adverse impact of investment losses on which no tax credit is recognised.

The effective tax rate on adjusted operating profit in 2022 is expected to be similar to 2021. From 2023 onwards, the effective tax rate on adjusted operating profit is likely to be impacted by a combination of the OECD proposals to implement a global minimum tax rate of 15 per cent and some jurisdictions where Prudential operates implementing a domestic minimum tax based on the OECD proposals. The OECD rules are complex and require detailed analysis and consideration which is ongoing. A further update will be provided in the half-year 2022 results.

Total tax contributions from continuing operations

The Group continues to make significant tax contributions in the jurisdictions in which it operates, with $1,071 million remitted to tax authorities in 2021. This was lower than the equivalent amount of $1,208 million4 remitted in 2020 principally due to the timing of when various tax payments became due.

Tax strategy

The Group publishes its tax strategy annually which, in addition to complying with the mandatory UK (Finance Act 2016) requirements, also includes a number of additional disclosures, including a country-by-country disclosure of revenues, profits, average employee numbers and taxes for all jurisdictions where more than $5 million tax was paid. This disclosure is included as a way of demonstrating that our tax footprint (ie where we pay taxes) is consistent with our business footprint. An updated version of the tax strategy, including 2021 data, will be available on the Group's website before 31 May 2022.

Loss from discontinued operations - Jackson

On 13 September 2021 Prudential completed the demerger of its US operations (Jackson) from the Group. Accordingly Jackson has been presented as discontinued within these financial statements.

The total loss from discontinued operations after tax was $(5,027) million (2020: $(283) million), as included in the IFRS profit table above. This comprises the following amounts:

	2021 $m	2020 $m
Profit (loss) before tax	2,317	(760)
Tax (charge) credit	(363)	477
Profit (loss) after tax	1,954	(283)
Re-measurement to fair value on demerger	(8,259)	-
Cumulative valuation movements on available-for-sale debt securities, net of related tax and change in DAC, and net investment hedges recycled from other comprehensive income	1,278	-
Loss for the period	(5,027)	(283)
Loss for the period attributable to shareholders	(4,234)	(340)

Jackson's profit before tax included in the Group's full-year 2021 results of $2,317 million reflects the eight and a half month period to 13 September 2021, at which point it was demerged and ceased to be part of the Prudential Group. Jackson's loss before tax for the prior year of $(760) million reflects the 12 months to 31 December 2020 and was calculated after including a $804 million one-off pre-tax gain that arose as a result of reinsuring substantially all of Jackson's in-force portfolio of US fixed and fixed index annuities to Athene Life Re Ltd. The key driver of the increase in IFRS profit in the current period was the impact of market interest rates on the value of Jackson's product guarantees. In 2020, falling interest rates, with yields on US treasuries falling by almost one percentage point over the year, and steeply rising equity markets, led to $(4,262) million of losses which were classified as short-term investment fluctuations. Short-term investment fluctuations in the current year up to the demerger reflect gains from the impact of increases in interest rates on the value of Jackson's product guarantees, offset by derivative losses from higher equity volatility and rising equity markets, resulting in a more muted overall short-term investment fluctuation gain of $15 million for 2021. Excluding the impact of these market movements, Jackson's underlying performance in the period benefited from higher fee income from variable annuity products, reflecting increases in separate account balances.

The effective tax rate on Jackson's profit before tax was 16 per cent (2020: 63 per cent). The 2021 effective tax rate is a more typical rate in contrast to 2020 where the rate reflected the mathematical combination of a tax charge on adjusted operating profit and a much higher tax credit on non-operating losses.

In accordance with IFRS requirements, immediately prior to demerger, Jackson was written down to its fair value as at the demerger date of $2,506 million. Applying this fair value has resulted in a loss on re-measurement after tax of $(8,259) million.

As a result of the demerger of Jackson, accumulated balances of $1,278 million previously recognised through other comprehensive income, largely relating to financial instruments held by Jackson classified as available for sale, have been recycled from other comprehensive income to the income statement. This gain is matched by an equal and opposite recycling movement in other comprehensive income, with no net impact on shareholders' equity.

On 13 September 2021, the Group distributed shares in Jackson Financial Inc. representing a 69.2 per cent economic interest, to the Group's shareholders as a dividend in-specie with a value of $(1,735) million. Immediately following the demerger, the Group retained a 19.7 per cent economic interest in Jackson Financial Inc. which was recognised as a financial investment, measured at fair value. On 13 December 2021, Jackson announced, as part of its previously disclosed $300 million share repurchase programme, the repurchase of 2,242,516 shares of its Class A common stock from Prudential. With this repurchase activity, Prudential's remaining economic interest in Jackson was 18.4 per cent as of 31 December 2021 (18.5 per cent voting interest).

Shareholders' equity

Group IFRS shareholders' equity
	2021 $m	2020 $m
Adjusted operating profit after tax attributable to shareholders from continuing operations	2,668	2,250

Profit from continuing operations for the period	2,214	2,468
Less non-controlling interest from continuing operations	(22)	(10)
Profit after tax for the period attributable to shareholders from continuing operations	2,192	2,458
Net decrease in shareholders' equity from discontinued operations (see note D1.2 in the IFRS financial statements)	(6,283)	(418)
Demerger dividend in-specie of Jackson	(1,735)	-
Exchange movements, net of related tax	(165)	239
Other external dividends	(421)	(814)
Issue of equity shares	2,382	13
Other (including revaluation of Jackson residual interest since demerger)	240	(77)
Net (decrease) increase in shareholders' equity	(3,790)	1,401
Shareholders' equity at beginning of the period	20,878	19,477
Shareholders' equity at end of the period	17,088	20,878
Shareholders' value per share15	622¢	800¢

Group IFRS shareholders' equity decreased from $20.9 billion at the start of 2021 to $17.1 billion4 at 31 December 2021. This fall was driven by an $(8.0) billion decrease in equity as a result of the demerger of Jackson. Excluding this amount, shareholders' equity increased by $4.2 billion reflecting a successful issuance of new share capital on the Hong Kong stock exchange in October 2021 and profits generated in 2021 by the continuing business, offset by dividend payments of $(0.4) billion and adverse exchange movements of $(0.2) billion.

New business performance

EEV new business profit and APE new business sales (APE sales)

			Actual exchange rate					Constant exchange rate
	2021 $m		2020 $m		Change %		2020 $m		Change %
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit
CPL	776	352	582	269	33	31	623	288	25	22
Hong Kong	550	736	758	787	(27)	(6)	757	786	(27)	(6)
Indonesia	252	125	267	155	(6)	(19)	271	158	(7)	(21)
Malaysia	461	232	346	209	33	11	351	212	31	9
Singapore	743	523	610	341	22	53	626	350	19	49
Growth markets and other*	1,412	558	1,245	440	13	27	1,262	446	12	25
Total*	4,194	2,526	3,808	2,201	10	15	3,890	2,240	8	13
Total new business margin		60%		58%				58%
* The 2020 new business profit results exclude contributions from Africa.

APE sales increased by 8 per cent3 to $4,194 million and related new business profit increased by 13 per cent3. Outside Hong Kong, overall APE sales were 16 per cent3 higher and new business profit increased by 23 per cent3. The increase in new business profit was driven principally by the increase in APE sales and the effect of favourable product mix changes. Detailed discussion of new business performance by segment is presented in the Strategic and operating review.

Greater China presence

Prudential has a significant footprint in the Greater China region, with businesses in Mainland China (through its holding CPL), Hong Kong and Taiwan. The Group is joint-headquartered in London and Hong Kong and its regulator is the Hong Kong Insurance Authority. The Group, and the location of its employees, including key executives, has shifted further towards Hong Kong over the years, with 65 per cent of head office staff now located in Hong Kong.

The table below demonstrates the significant proportion of the Group's financial measures that were contributed by our Hong Kong, CPL and Taiwan businesses.

	Gross premiums earned**		New business profit***
	2021 $m	2020 $m	2021 $m	2020 $m
Total Greater China*	14,335	14,179	1,181	1,144
Total Group* (continuing operations)	28,796	26,728	2,526	2,201

Percentage of total	50%	53%	47%	52%
*     Total Greater China represents the amount contributed by the life business in Hong Kong, Taiwan and the Group's share of the amounts earned by CPL. The Group total includes the Group's share of the amounts earned by all life associates and JVs.
**    The gross earned premium amount shown above differs from that shown in the income statement as it includes the Group's share of amounts earned by associates and JVs. A reconciliation to the amount included in the income statements is included in note II of the Additional unaudited financial information.
***  New business profit results for full year 2020 exclude contributions from Africa.

EEV basis results

EEV basis results from continuing operations
	Actual exchange rate			Constant exchange rate
	2021 $m	2020 $m	Change %	2020 $m	Change %
New business profit	2,526	2,201	15	2,240	13
Profit from in-force business	1,630	1,926	(15)	1,948	(16)
Operating profit from long-term business	4,156	4,127	1	4,188	(1)
Asset management	284	253	12	255	11
Other income and expenditure16	(897)	(979)	8	(999)	10
Operating profit for the period from continuing operations	3,543	3,401	4	3,444	3
Non-operating profit	(306)	573	(153)	585	(152)
Profit for the period from continuing operations	3,237	3,974	(19)	4,029	(20)
Dividends paid	(421)	(814)
Share capital issued	2,382	13
Other movements	231	384
Net increase in EEV shareholders' equity from continuing operations	5,429	3,557
EEV shareholders' equity from continuing operations at 1 Jan	41,926	38,369
EEV shareholders' equity from continuing operations at 31 Dec	47,355	41,926
% New business profit/average EEV shareholders' equity for continuing long-term business operations*	6%	5%
% Operating profit/average EEV shareholders' equity for continuing operations	8%	8%

EEV shareholders' equity	31 Dec 2021 $m	31 Dec 2020 $m
Represented by:
CPL	3,114	2,798
Hong Kong	21,460	20,156
Indonesia	2,237	2,630
Malaysia	3,841	4,142
Singapore	7,732	8,160
Growth markets and other	6,262	4,975
Embedded value from long-term business excluding goodwill	44,646	42,861
Asset management and other excluding goodwill	1,931	(1,756)
Goodwill attributable to equity holders	778	821
EEV shareholders' equity from continuing operations	47,355	41,926
EEV shareholders' equity from discontinued operations	-	12,081
Group EEV shareholders' equity	47,355	54,007
EEV shareholders' equity per share from continuing operations	1,725¢	1,607¢
Group EEV shareholders' equity per share	1,725¢	2,070¢
* Excluding goodwill attributable to equity holders

The results of the continuing operations of the Group on an EEV basis consist of the results of profits on an EEV basis from long-term and asset management business together with corporate costs and dividends paid.

EEV operating profit from continuing operations increased by 3 per cent3 to $3,543 million (2020: $3,444 million). This was driven by increased new business and asset management profit (as previously discussed) and reduced central expenses, offset by lower profit from in-force long-term business.

The profit from in-force long-term business is driven by the expected return and effects of operating assumption changes, if any, and operating experience variances. The expected return increased by 24 per cent3 above the prior year reflecting the combined effects of underlying business growth and the impact of higher interest rates increasing the risk discount rate under our active basis EEV methodology. Operating assumption and experience variances were negative $(131) million on a net basis reflecting a number of factors including short-term persistency impacts and higher claims linked to Covid-19. Indonesia and India claims costs were elevated given the significant level of Covid-19 cases seen in the mid-to-late part of 2021. While we have continued to see better than expected claims experience on our medical reimbursement business, this is lower than in prior periods and so operating variances have fallen when compared with the prior year.

The non-operating loss of $(306) million (2020: $585 million3 profit) is largely driven by rising interest rates over the year leading to reduced bond valuations, which more than offset the beneficial impact of these changes on future profits.

Overall, EEV shareholders' equity from continuing operations increased at 31 December 2021 to $47.4 billion (31 December 2020: $41.9 billion4). Of this, $44.6 billion (31 December 2020: $42.9 billion4) relates to the value of the long-term business. This amount includes our share of our India associate valued using embedded value principles. The market capitalisation of this associate at 31 December 2021 was circa $10.8 billion, which compares with a publicly reported embedded value of circa $4.1 billion at 30 September 2021, Prudential's share of which is the basis of the Group's EEV reporting.

As well as the long-term business amounts, EEV includes the value of the asset management businesses, the net assets of the central holding companies and the goodwill attributable to shareholders, all valued on an IFRS basis. Included within these amounts at 31 December 2021 is the benefit of our $2.4 billion equity raise and $683 million for our 18.4 per cent economic interest in Jackson, which is measured at fair value. EEV shareholders' equity on a per share basis at 31 December 2021 was 1,725 cents (31 December 2020: 1,607 cents based on continuing operations and excluding Jackson residual interest).

Group free surplus generation from continuing operations

Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and for our life operations is generally based on (with adjustments) the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year.

For long-term business, free surplus is generally based on (with adjustments) the excess of the regulatory basis net assets for EEV reporting purposes (total net worth) over the capital required to support the covered business. In general, assets deemed to be inadmissible on a local regulatory basis are included in total net worth where considered recognisable on an EEV basis. For asset management and other non-insurance operations (including the Group's central operations), free surplus is taken to be IFRS basis shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. Following the application of the GWS Framework, both subordinated and senior debt are treated as capital for the purposes of free surplus at 31 December 2021.

Analysis of movement in Group free surplus8
	Actual exchange rate			Constant exchange rate
	2021 $m	2020 $m	Change %	2020 $m	Change %
Expected transfer from in-force business and return on existing free surplus	2,497	1,979	26	2,016	24
Changes in operating assumptions and experience variances	(173)	215	(180)	220	(179)
Operating free surplus generated from in-force life business before restructuring costs	2,324	2,194	6	2,236	4
Investment in new business	(537)	(559)	4	(563)	5
Asset management	284	253	12	255	11
Operating free surplus generated from life business and asset management before restructuring costs	2,071	1,888	10	1,928	7
Central costs and eliminations (net of tax):
Net interest paid on core structural borrowings	(328)	(307)	(7)	(307)	(7)
Corporate expenditure	(292)	(412)	29	(428)	32
Other items and eliminations	(103)	(107)	4	(107)	4
Restructuring and IFRS 17 implementation costs (net of tax)	(169)	(147)	(15)	(151)	(12)
Net Group operating free surplus generated for continuing operations	1,179	915	29	935	26
Non-operating and other movements, including foreign exchange	330	281
Recognition of residual interest in Jackson at demerger	493	-
External cash dividends	(421)	(814)
Share capital issued	2,382	13
Treatment of grandfathered debt instruments under the GWS Framework	1,995	-
Net subordinated debt issuance/redemption	(232)	-
Increase (decrease) in Group free surplus from continuing operations before amounts attributable to non-controlling interests	5,726	395
Change in amounts attributable to non-controlling interests	(21)	(10)
Free surplus at 1 Jan from continuing operations	8,344	7,959
Free surplus at 31 Dec from continuing operations	14,049	8,344
Comprising:
Free surplus of life insurance and asset management operations	6,650	5,983
Central operations	7,399	2,361

The in-force business generated $2,324 million of free surplus in 2021, an increase of 4 per cent3 from 2020 with growth curtailed by higher Covid claims costs in Indonesia and India. Despite the overal increase in APE sales, up 8 per cent as discussed above, the cost of investment in this new business improved by 5 per cent3 reflecting favourable business mix and economics, supporting the 13 per cent3 increase in new business profit discussed above. In 2021 the value created from writing new business, as measured by new business profit, was nearly five times the capital invested. After allowing for an 11 per cent3 increase in asset management earnings on an after tax basis (discussed in the commentary on IFRS above), operating free surplus generation by our life and asset management business increased by 7 per cent3 to $2,071 million.

Combining free surplus generated by the life and asset management business with a reduction in central costs of 14 per cent3 offset by (12) per cent3 increase in restucturing and IFRS 17 implementation costs, total Group operating free surplus generation from continuing operations was 26 per cent3 higher at $1,179 million.

Free surplus at 31 December 2021 was $14.0 billion, after allowing for free surplus generation in the period and a $2.4 billion uplift from the equity raise, $0.5 billion from the recognition of the Group's residual interest in Jackson, $(0.2) billion from net redemption of debt and $2.0 billion from the recognition of senior debt under the GWS Framework17. This uplift for the debt differs from the $1.6 billion recognised in the Group's capital resources as, prior to the adoption of GWS, senior debt was deducted from free surplus at market value rather than at cost. $1,725 million of the free surplus held at the year end was used in January 2022 to complete the planned debt redemption.

Dividend

Reflecting the Group's capital allocation priorities, a portion of capital generation will be retained for reinvestment in the business, and dividends will be determined primarily based on the Group's operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group's operating free surplus generation net of right-sized central costs, and will be set taking into account financial prospects, investment opportunities and market conditions. Accordingly, the Board has approved a 2021 second interim ordinary cash dividend of 11.86 cents per share (2020: 10.73 cents per share). Combined with the first interim ordinary cash dividend of 5.37 cents per share (2020: 5.37 cents per share), the Group's total 2021 cash dividend is 17.23 cents per share (2020: 16.10 cents per share), an increase of 7 per cent.

Group capital position

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). The GWS Framework became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021 and replaced the local capital summation method (LCSM) which was used for determination of the 31 December 2020 Group capital position as agreed with the Hong Kong IA. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at 31 December 2021 are included as GWS eligible group capital resources. This includes debt issued at the date of designation which met the transitional conditions set by the Hong Kong IA and have not since been redeemed and debt issued since the date of designation which met the qualifying conditions as set out in the Insurance (Group Capital) Rules. More information is set out in note I(i) of the Additional unaudited financial information.

In the analysis below we have restated the 31 December 2020 LCSM position to reflect the treatment of debt instruments under the GWS Framework. This has increased eligible capital resources by $1.6 billion compared with the LCSM basis. The 31 December 2020 Group GWS capital results are presented on a Group excluding Jackson basis and are before including the value of the Group's retained interest in Jackson Financial Inc.

At 31 December 2021 the Prudential Group total company GWS capital surplus of eligible group capital resources over the Group Minimum Capital Requirement (GMCR) was $33.7 billion18, equating to a coverage ratio of 414 per cent (31 December 2020: $24.8 billion4 / 344 per cent). The position at 31 December 2021 includes $0.4 billion in respect of the 18.4 per cent economic interest in Jackson, being 60 per cent of its fair value at that date, as agreed with the HKIA.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the total company GWS capital basis, a shareholder GWS capital basis is also presented, being eligible group capital resources over the GMCR excluding the capital resources and minimum capital requirements of these participating funds. At 31 December 2021 the shareholder GWS capital surplus of total eligible group capital resources over the GMCR was $13.2 billion18, equating to a coverage ratio of 454 per cent (31 December 2020: $9.4 billion4 / 370 per cent).

The 31 December 2021 Group GWS capital results do not reflect the redemption of $1,725 million of sub-ordinated debt in January 2022. If this redemption had been completed as at 31 December 2021 the Group shareholder GWS capital surplus over the GMCR would be $11.5 billion, equating to a coverage ratio of 408 per cent.

The Group shareholder GWS capital surplus over the GMCR11 increased by $3.8 billion since 31 December 2020 to $13.2 billion at 31 December 2021 (before allowing for the January 2022 debt redemptions). GWS shareholder in-force operating capital generation in the period was $1.0 billion after allowing for central costs and investment in new business. The impact of non-operating experiences, including market movements, were positive overall and contributed $0.3 billion to surplus. Corporate transactions, including the equity raise and net debt redemptions and recognition of the Jackson residual interest amongst other items, increased shareholder GWS capital surplus over the GMCR by $2.9 billion overall and were offset by payment of $(0.4) billion external dividends in the year. No allowance is made at 31 December 2021 for the 2021 second interim dividend due for payment in May 2022.

The Group's GWS position is resilient to external macro movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional unaudited financial information, alongside further information on the basis of calculation of the GWS measure.

Estimated Group GWS capital position based on Group Minimum Capital Requirement (GMCR)11

	31 Dec 2021			31 Dec 2020
Amounts attributable to Prudential plc	Total	Less policyholder	Shareholder	Total	Less policyholder	Shareholder
Eligible group capital resources ($bn)	44.4	(27.5)	16.9	34.9	(22.1)	12.8
Group Minimum Capital Requirement ($bn)	10.7	(7.0)	3.7	10.1	(6.7)	3.4
GWS capital surplus (over GMCR) ($bn)	33.7	(20.5)	13.2	24.8	(15.4)	9.4
GWS coverage ratio (over GMCR) (%)	414%		454%	344%		370%

The recent trend to more risk-based capital regimes being adopted in many of the Group's markets is continuing and this impacts on the Group's GWS capital measure, which is underpinned by the local regulatory regimes of the Group's subsidiaries, joint ventures and associates. In Mainland China C-ROSS II has become effective in the first quarter of 2022, the impact of which is not included in the GWS results above.

Further, in February 2022 Prudential Hong Kong Limited, the Group's insurance business in Hong Kong, made an application to the HKIA to early-adopt the new risk-based capital regime. The impact is not reflected in the 31 December 2021 GWS capital position shown above and the Group currently expects to include this change in the GWS capital position as at 30 June 2022, which remains subject to HKIA approval. We intend to disclose the impacts of both these regulatory changes within our 2022 half year financial report as they become effective.

Capital Management

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits.

The Group's capital management framework focuses on achieving sustainable, profitable growth and retaining a resilient balance sheet, with a disciplined approach to active capital allocation. The framework comprises the following key elements:

●     Sufficient capital is held in each business to meet local regulatory capital requirements, the applicable capital requirements under the GWS Framework and the Group's risk appetite to ensure that commitments made to customers can be fulfilled in stress scenarios;
●     Sufficient resources are held centrally to provide a capital buffer to support businesses in stress scenarios and to provide liquidity to service debt and other central expenses (including central payments for bancassurance distribution agreements and restructuring costs);
●     Both organic and inorganic opportunities are assessed by reference to expected shareholder returns and payback periods, relative to risk-adjusted hurdle rates which are set centrally. The assessment for inorganic investments also considers a range of other factors including the strategic rationale for the investment, the extent of diversification with existing risks in the Group, experience in managing similar businesses in the Group, the level of control or reliance on third parties (eg via joint ventures and co-investments) to achieve the intended shareholder returns, and the level of uncertainty in financial projections. Assessment of these opportunities is also reviewed and approved centrally within the Group's governance framework in order to maintain a rigorous approach to capital allocation;
●     Reflecting the Group's capital allocation priorities, a portion of capital generation will be retained for reinvestment in the business, and dividends will be determined primarily based on the Group's operating capital generation after allowing for the capital strain of writing new business and recurring central costs; and
●     To the extent that surplus capital arises which is not required to support organic and inorganic growth opportunities, consideration will be given to returning capital to shareholders.

Financing and liquidity

On 4 October 2021, Prudential plc completed the issuance of new share capital on the Hong Kong Stock Exchange, resulting in net proceeds and an increase in shareholders' equity of $2,374 million. The proceeds of this equity issue have been used to enhance Prudential's financial flexibility in light of the breadth of opportunities to invest for growth. Specifically, the proceeds have been utilised to redeem high coupon debt instruments of $1,250 million in December 2021 and $1,000 million in January 2022, with the remaining proceeds contributing to Prudential's central stock of capital and liquidity. This use of proceeds is consistent with the intended use of proceeds previously disclosed in Prudential's prospectus for this equity raise.

In November, 2021 the Group issued a $1,000 million 2.95 per cent debt instrument, the proceeds of which have been utilised in part to redeem a $725 million 4.375 per cent debt instrument in January 2022.

At 31 December 2021, the Group's net gearing ratio as defined in the table below was 13 per cent, reflecting the issue of share capital in October 2021, the issue of debt in November 2021 and redemption of debt in December 2021 but excluding the redemptions completed in January 2022. The Group manages its leverage on a Moody's total leverage basis, which differs from the above by taking into account gross debt, including commercial paper, and also allows for a proportion of the surplus within the Group's with-profits funds. We estimate the Moody's total leverage at 31 December to be 26 per cent and if the further debt redemptions of $1,725 million in January 2022 had been completed as at 31 December 2021, we estimate that this figure would have been 21 per cent.

Prudential is targeting a Moody's total leverage ratio of around 20 to 25 per cent over the medium term. Prudential may operate outside this range temporarily to take advantage of growth opportunities with attractive risk-adjusted returns as they arise, while still preserving its strong credit ratings.

Prudential seeks to maintain its financial strength rating with applicable credit rating agencies which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained and enhanced in the future.

Net core structural borrowings of shareholder-financed businesses

	31 Dec 2021 $m			31 Dec 2020 $m
	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis
Borrowings of shareholder-financed businesses from continuing operations	6,127	438	6,565	6,383	795	7,178
Discontinued operations - Jackson Surplus Notes	-	-	-	250	90	340
Total borrowings of shareholder-financed businesses	6,127	438	6,565	6,633	885	7,518
Less: holding company cash and short-term investments	(3,572)	-	(3,572)	(1,463)	-	(1,463)
Net core structural borrowings of shareholder-financed businesses	2,555	438	2,993	5,170	885	6,055
Net gearing ratio*	13%			28%
* Net core structural borrowings from continuing operations as proportion of IFRS shareholders' equity from continuing operations plus net core structural borrowings from continuing operations, as set out in note II of the Additional unaudited financial information.

The total borrowings of the shareholder-financed businesses from continuing operations were $6.1 billion at 31 December 2021 (31 December 2020: $6.4 billion4). The Group had central cash resources of $3.6 billion at 31 December 2021 (31 December 2020: $1.5 billion4), resulting in net core structural borrowings of the shareholder-financed businesses of $2.6 billion at end of December 2021 (31 December 2020: $4.9 billion for continuing operations4). We have not breached any of the requirements of our core structural borrowings nor modified any of their terms during 2021. Net core structural borrowings include a $350 million bank loan which the Group is currently considering refinancing.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group is able to access funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes. Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investment balance.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $500 million in issue at 31 December 2021 (31 December 2020: $501 million4).

As at 31 December 2021, the Group had a total of $2.6 billion of undrawn committed facilities, expiring in 2026. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2021.

Cash remittances

Holding company cash flow19
	Actual exchange rate
	2021 $m	2020 $m	Change %
From continuing operations
Insurance and asset management business	1,451	877	65
Other operations	-	55	(100)
Net cash remitted by businesses	1,451	932	56
Net interest paid	(314)	(294)	(7)
Tax received	-	94	(100)
Corporate activities20	(322)	(432)	25
Centrally funded recurring bancassurance fees21	(176)	(220)	20
Total central outflows	(812)	(852)	5
Holding company cash flow before dividends and other movements	639	80
Dividends paid	(421)	(814)
Operating holding company cash flow after dividends but before other movements	218	(734)
Issuance and redemption of debt for continuing operations	(255)	983
Hong Kong public offer and international placing	2,374	-
Other corporate activities relating to continuing operations21	(199)	(954)
UK and Europe demerger costs	-	(17)
US demerger costs	(30)	(20)
Total other movements	1,890	(8)
Total holding company cash flow	2,108	(742)
Cash and short-term investments at the beginning of the year	1,463	2,207
Foreign exchange and other movements	1	(2)
Cash and short-term investments at the end of the year	3,572	1,463

Remittances from our continuing Asia and Africa businesses were $1,451 million (2020: $877 million).

From 2021, to align more closely to our 'one head office, two locations' operating model, the Group has revised its presentation of business unit remittances so that the costs of the head office functions in Hong Kong are no longer deducted from the 'net cash remitted by business units'. All head office costs are now presented together within the central outflows section of the holding company cash flow. Accordingly, the 2020 comparatives have been re-presented from those previously published to reflect the change.

Cash remittances for 2021 were used to meet central outflows of $(812) million (2020: $(852) million4) and to pay dividends of $(421) million. Central outflows include corporate activities of $(322) million (2020: $(432) million4), centrally funded recurring bancassurance fees of $(176) million (2020: $(220) million4), and net interest paid of $(314) million (2020: $(294) million4).

On 4 October 2021, Prudential plc completed the issuance of new share capital with proceeds of $2,374 million, as described in the financing and liquidity section above.

Other corporate activities relating to continuing operations of $(199) million (2020: $(954) million4) include central contributions to the funding of Asia and Africa strategic growth initiatives, principally non-recurring payments for bancassurance distribution agreements including UOB and MSB banks. In 2020, this also included one-off payments relating to the establishment of our strategic bancassurance partnership with TMBThanachart Bank in Thailand. Other corporate activities also include sale proceeds of $83 million received in December 2021, following Jackson's announcement, as part of its previously disclosed $300 million share repurchase programme, of the repurchase of 2,242,516 shares of its Class A common stock from Prudential as discussed in the Jackson section above. Further information is contained in note I(vi) of the Additional unaudited financial information.

Cash and short-term investments totalled $3.6 billion at 31 December 2021 (31 December 2020: $1.5 billion4). The debt redemption and refinancing programme, that completed on 20 January 2022, utilised cash of $1,725 million.

The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Notes
1    Based on full-year 2021 exchange rates.
2    'Adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial statements.
3    On a constant exchange rate basis.
4    On an actual exchange rate basis.
5    APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the
      IFRS financial statements. See note II of the Additional unaudited financial information for further explanation.
6    New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.
7    Full year 2021 total funds under management, including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management, reported based on the country where the funds are managed.
8    For insurance operations, operating free surplus generated represents amounts emerging from the in-force business during the year net of amounts reinvested in writing new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year. Restructuring costs are presented separately from the business unit amount. Further information is set out in 'movement in Group free surplus' of the EEV basis results.
9    Operating return calculated as operating profit divided by the average EEV shareholders' equity for continuing operations. See note II(x) of the Additional unaudited financial information for definition and calculation.
10  After deduction of the underwriting fees and other estimated expenses payable in connection with the Share Offer.
11  GWS coverage ratio of capital resources over Group minimum capital requirement attributable to shareholder business. Shareholder business excludes the capital resources and minimum capital requirement of participating business in Hong Kong, Singapore and Malaysia. Under the GWS Framework, all debt instruments (senior and subordinated)
      issued by Prudential plc at 31 December 2021 are included as GWS eligible group capital resources.
12  For Growth markets and other, adjusted operating profit includes other items of $217 million (2020: $119 million) which primarily comprises of taxes for life joint ventures and associates and other non-recurring items.
13  For discussion on the basis of preparation of the sources of earnings in the table see note I(ii) of the Additional unaudited financial information.
14  Excludes Money Market Funds.
15  See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances.
16  Other income and expenditure includes restructuring and IFRS 17 implementation costs.
17  Debt not denominated in USD is translated using exchange rates as at 31 December 2020 for the purposes of grandfathering.
18  Before allowing for the 2021 second cash interim ordinary dividend.
19  Net cash amounts remitted by businesses are included in the holding company cash flow, which is disclosed in detail in note I(v) of the Additional unaudited financial information. This comprises dividends and other transfers from businesses that are reflective of earnings and capital generation.
20  Including IFRS 17 implementation and restructuring costs paid in the period.
21  Other movements include non-recurring payments for bancassurance arrangements including those with UOB, TMB and MSB banks. Central payments for existing bancassurance distribution agreements are within the central outflows section of the holding company cash flow, reflecting the recurring nature of these amounts.

Risk review

Enabling decisions to be taken with confidence

Prudential's Group Risk Framework and risk appetite have allowed the business to control its risk exposure throughout 2021. Its governance, processes and controls enable the Group to deal with uncertainty effectively, which is critical to the achievement of its strategy of capturing long-term structural opportunities and helping customers achieve their long-term financial goals. This section explains the main risks inherent in the business and how Prudential manages those risks, with the aim of ensuring an appropriate risk profile is maintained.

1.     Introduction

The Group
2021 was a year in which the pace of transformative change continued, both for the Prudential Group and the operating environments in which it operates. In May, the Group-wide Supervision (GWS) Framework became effective for the Group following designation by the Hong Kong Insurance Authority (IA), subject to agreed transitional arrangements. The demerger of the Jackson business completed in September, reshaping the Group into an Asia and Africa-focused business. The subsequent equity raise in October enhanced Prudential's financial flexibility in light of the breadth of opportunities to invest for growth. The Group Risk, Compliance and Security (RCS) function provided risk opinions, guidance and assurance on these critical activities to enable strategic decisions to be taken with confidence, while retaining its focus on overseeing the risks of ongoing business, providing risk management and compliance advice, together with objective challenge on the execution of the strategic objectives. The core objective of the RCS function continued to be that the Group remained within its risk appetite. During the year, the RCS function continued to take steps to consolidate its position as a group-wide function, effectively leveraging the Group's risk management and compliance experience in more mature markets and applying it in a nimble way to its emerging markets, appropriate to their unique risks, opportunities, customer needs and customs.

With supply chain issues likely to continue to impact the world economy, the risks of persistent higher inflation remain firmly on the agenda. Strategic competition between the US and China is driving further decoupling of areas of their economies as both look to protect national interests. These objectives are increasingly being implemented through new laws and regulations protecting domestic data, technology and financial services. This dynamic increases the strategic, operational, regulatory and reputational risks for businesses operating within and across their spheres of influence. In China, the government's application of its domestic policy aims has continued against the backdrop of a weakening real estate sector. The cycle of peaks and troughs of Covid-19 infection levels and associated restrictions experienced by the Group's markets will undoubtedly take a toll on its customers and its people. Prudential continues to focus on delivering accessible and socially inclusive propositions, the fair treatment of its policyholders and all its customers, and the well-being of its employees in a sustainable way. The RCS function will continue to apply the holistic and coordinated approach to support the Group in managing these increasingly dynamic, multi-faceted and often inter-connected risks facing its business.

The world economy
The world economy remains in recovery following the significant loss of output in 2020. Global growth in 2022 is anticipated to remain above average historical trends although this is expected to slow and remains subject to developments in the pandemic. The pattern of recovery has not been the same across economies. Developed economies have received significant support from unprecedented fiscal stimulus and accommodative monetary policy aimed at maintaining consumption levels, while in emerging economies this support has been more muted and the focus has been on maintaining production levels. As fiscal stimulus is withdrawn and many economies transition to a strategy of treating Covid-19 as endemic, domestic demand is expected to shift from goods towards services in developed economies, reducing pressure on supply chains and inflation on imports. Monetary policy is also expected to become less accommodative, in particular in the US where the Federal Reserve has started to reduce asset purchases and is expected to raise its federal funds rate to address inflation concerns, which are no longer considered transitory. Developments in the labour market are expected to influence the pace and magnitude of monetary policy tightening.

In Asia, economic reopening has lagged the West, with prolonged restrictions on movement and relatively slow vaccine rollouts, although growth has also rebounded as a consequence of steady manufacturing activity in the region. A resumption of tourism activities and the consumption of other services would support growth, but the emergence of new Covid-19 variants are a continuing challenge. Another key risk for the region is a property-led slowdown in China, which has the potential to be a drag on economic activity more broadly in the country and the region. The outlook remains highly dependent on the nature of the government response to stabilise demand in the sector. Inflationary pressures in most Asian economies have largely been contained and an abrupt tightening in monetary policy is considered unlikely. However, tightening US monetary policy, combined with any resulting further strengthening of the US dollar, may lead to adverse external financing conditions for emerging economies within the region. In Africa, while countries with more diversified economies and stronger pre-pandemic fundamentals such as Kenya, Ghana and Côte d'Ivoire are expected to perform better, the region as a whole faces significant headwinds. With low vaccination rates, Africa remains highly vulnerable to the health and economic impacts of new Covid-19 infection waves and emerging and new variants. Inflation levels in the region are expected to ease slightly in 2022 but are likely to remain elevated, leaving central banks facing difficult monetary policy choices and governments with limited fiscal space in which to manoeuvre.

Financial markets
Against a backdrop of the current, emerging and future Covid-19 variants, financial markets in 2021 reflected economic trends. Equity assets continued their rally although with short episodes of volatility, and developed markets closed the year at near all-time highs. Market movements were influenced by a number of factors during the course of the year, including the broad reflation following vaccine rollouts, fiscal stimulus, supply chain issues, increases in global inflation rates, fears of stagflation and the US Federal Reserve's tapering timeline. Comparatively, emerging markets underperformed, particularly in Q3 due to growth and regulatory concerns in China, which significantly impacted the property sector and resulted in tightened credit conditions. Interest rates were dominated by market expectations for central bank policy responses, while credit spreads in investment grade markets remained relatively muted and continued to tighten, supported by the reopening of economies over the course of the year. The Russia-Ukraine conflict, which was preceded by a period of rising tensions over Q4 2021, has contributed to large market movements and increases in energy prices in Q1 2022, the full extent of which remains uncertain.

Increasing inflationary pressure in the US, the expected tightening in financial conditions driven by reduced asset purchases and the anticipated increase in federal fund rates may drive funding costs higher, with implications for global markets. This will increase risks for highly leveraged companies and countries, including those in Asia. Interest rate hikes are expected to support the US dollar while introducing currency depreciation risk for emerging markets. Emerging markets also remain susceptible to a reversal in capital flows, although they may be more resilient to this than in the past, given healthy current account balances, the fact that currencies remain relatively cheap by historical standards and that central banks in the region have pursued relatively conservative monetary policy compared to developed markets in 2021.

Geopolitical landscape
Governmental strategies in managing Covid-19 have reflected how they have balanced the impacts to people's health and lives with their individual rights and liberties and the need for economic growth. The way this balance tilts remains a potential source of division both within and between nations, with governments mindful of the risk of falling behind global levels of economic recovery. The experience of the pandemic and the civil unrest seen in recent times has shown that the stability of governments and the resilience of businesses will continue to be tested. The Group has well-established local and global plans to mitigate the business risks from disruption. These have operated well during the pandemic and local outbreaks of unrest in certain markets, and the Group's operational resilience will continue to be critically evaluated and enhanced.

The relationship between the US and China continues to be a key driver of the level of global geopolitical tension, exerting pressure on national policymakers in other countries, including the South-east Asia markets in which the Group operates. As 2021 progressed, with the US and China turning their attention to more domestic matters, diplomatic escalations between the two countries eased albeit against a backdrop of increasing strategic competition. Over Q4 2021 and into 2022, tensions between western powers and Russia have escalated into conflict in Ukraine, following years of hostilities along the Ukraine-Russia border. The conflict is likely to have broad implications for geopolitical relations, which remain to be seen, and may drive the bifurcation of global trade, financial systems and standards.

Domestically, the China government has continued to pursue its policy aims with regulatory tightening and actions that have been multi-faceted and ranging across industries including technology, real estate, education and entertainment, and have extended to data usage and the provision of online medical and insurance services and products. Where these actions have implications for interactions with the global environment there may be geopolitical effects which require assessment. The broader long-term impact on business sentiment, and linked economies such as Hong Kong, remains to be seen. Legislative or regulatory changes that adversely impact Hong Kong's economy or its international trading and economic relationships, as a key market which also hosts Group head office functions, could have an adverse impact on sales and distribution and the operations of the Prudential Group. Meanwhile, the emergence of the Omicron coronavirus variant and the China and Hong Kong governments' continued application of a 'zero-Covid-19' policy has increased uncertainty on the timing of border relaxation between the two territories.

Regulations
Prudential operates in highly regulated markets, and as the nature and focus of regulation and laws evolve, the complexity of regulatory (including sanctions) compliance continues to increase and represents a challenge for international businesses. Key regulatory compliance risks for the financial services industry include those related to customer-facing conduct, financial crime and sanctions compliance, information security and data privacy and residency, and those associated with third-party management. Prudential's portfolio of transformation programmes, which include the expansion of the Group's digital capabilities and improvement of business efficiencies through operating model changes, have the potential to introduce new, or increase existing, regulatory risks and supervisory interest, while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by increasing intra-Group connectivity and dependencies. National and international regulatory developments continue to progress, with a continuing focus on solvency and capital standards, sustainability, technology and data, conduct of business, systemic risk regulation, corporate governance and senior management accountability, and macro prudential policy. Some of these changes will have a significant impact on the way that the Group operates, conducts business and manages its risks. Regulatory developments are monitored at a national and global level and form part of Prudential's engagement with government policy teams and regulators.

The increase in global strategic competition may provide an impetus to the fragmentation or increased regionalisation of trade, investment and standards, increasing the strategic and regulatory risks for businesses, in particular with laws and regulations with extra-territorial application. For internationally active groups such as Prudential, operating across multiple jurisdictions increases the complexity of legal and regulatory compliance. Compliance with the Group's legal or regulatory obligations (including in respect of international sanctions), in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks. These risks may be increased where the scope of regulatory requirements and obligations are uncertain, and where specific cases applicable to the Prudential Group are complex. The Group has in place risk tolerance frameworks to deal with complex and conflicting risk trade-offs to guide executive decisions. In China, the swiftness with which some of the recent regulatory changes and interventions have been applied has the potential to increase uncertainty and the strategic and regulatory risks for businesses operating in China or those which deal with Chinese companies.

The Hong Kong IA's GWS Framework became effective for Prudential following designation by the Hong Kong IA on 14 May 2021. The Group remains compliant with the Framework, subject to agreed transitional arrangements, and will continue to engage constructively with the Hong Kong IA as its Group-wide supervisor as it ensures ongoing sustainable compliance.

Societal developments
Societal changes, including those driven by the Covid-19 pandemic and anticipated as part of the transition to a lower carbon economy, can have broad, complex and long-term effects, with the potential to exacerbate structural inequalities within and across countries. Such transitions can compel organisations to re-evaluate how best to serve their customers and the societies in which they operate. A key development of the pandemic has been the acceleration of digitalisation across businesses and their supply chains, with an accompanying increase in the importance of maintaining resilience against cyber incidents and security threats, such as ransomware attacks. The Covid-19 pandemic also provided a prompt for businesses and employees to re-evaluate traditional working practices and has accelerated certain thematic trends around increased flexibility, inclusivity and psychological safety in the workplace to enable employees to openly contribute and challenge.

Prudential's increasing use of digital services, technologies and distribution methods, increased adoption of its Pulse platform and the implementation of virtual face-to-face sales of select ranges of products in many of its markets during the pandemic have broad implications for Prudential and its conduct of business. These developments support the delivery of the Group's aim to increase the accessibility and inclusiveness of its products and services, but also increase technology, data security or misuse and regulatory risks. Prudential, as a responsible employer, is increasing opportunities for employees to voice their views and responding to feedback with initiatives centred on flexible and new ways of working and on how it incentivises and upskills its workforce. The Group continues to monitor emerging social trends, including those linked to environmental change, and their potential impact on its wide range of stakeholders and how its products and services meet the needs of affected societies. Its risk management framework continues to evolve in order to manage the changing nature of these wide-ranging risks including activities to promote a transparent culture, actively encouraging open discussion and learning from mistakes.

2.     Risk governance

a              System of governance
Prudential has in place a system of governance that embeds a clear ownership of risk, together with risk policies and standards to enable risks to be identified, measured and assessed, managed and controlled, monitored and reported. The Group Risk Framework, owned by the Board, details Prudential’s risk governance, risk management processes and risk appetite. The Group’s risk governance arrangements are based on the ‘three lines’ model. The ‘first line’ is responsible for taking and managing risk, while the ‘second line’ provides additional challenge, expertise, oversight, and scrutiny. The role of the ‘third line’, assumed by the independent Group-wide Internal Audit function, is to provide objective assurance on the design, effectiveness and implementation of the overall system of internal control. The Group-wide Risk, Compliance and Security (RCS) function reviews, assesses, oversees and reports on the Group’s aggregate risk exposure and solvency position from an economic, regulatory and ratings perspectives.

During 2021, the Group continued to review and update its policies and processes for alignment with the requirements of the Hong Kong IA’s GWS Framework, which became effective for the Group on 14 May 2021. The Group has also focused on embedding climate-change as a cross-cutting risk within the Group Risk Framework and development and embedding of its Group-wide customer conduct risk framework and policy; its third-party and outsourcing policy; its data policy and enhancements to its operational resilience.

b              Group Risk Framework

i.      Risk governance and culture

Prudential’s risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that have been established to make decisions and control activities on risk-related matters. The risk governance structure is led by the Group Risk Committee, supported by independent Non-executive Directors on risk committees of the Group’s main subsidiaries. The Group Risk Committee approves changes to the Group Risk Framework and the core risk policies that support it. The Group Risk Committee has direct lines of communication, reporting and oversight of the risk committees of the Group’s major businesses. As its adoption across Asia and Africa increases, the application of the Group’s governance framework and policies to the Pulse business has been increased. The Pulse Audit & Risk Committee for Pulse Ecosystems Limited, the holding company for Pulse, was formed and met for the first time in H1 2021.

Risk culture is a strategic priority of the Board, which recognises its importance in the way that the Group does business. A Group-wide culture framework is currently being implemented to unify the Group towards its shared purpose of helping people get the most out of life. At the start of the year, the Board established the Responsibility & Sustainability Working Group to support its responsibilities in relation to implementation of the culture framework, as well as embedding the Group’s ESG strategic framework, and progress on diversity and inclusion initiatives. The culture framework includes principles and values that define how the Group expects business to be conducted in order to achieve its strategic objectives, inform expectations of leadership and support the resilience and sustainability of the Group. The components of the culture framework support sound risk management practices by requiring a focus on longer-term goals and sustainability, the avoidance of excessive risk taking and highlighting acceptable and unacceptable behaviours. This is supported through inclusion of risk and sustainability considerations in performance management for key individuals; the building of appropriate skills and capabilities in risk management; and by ensuring that employees understand and care about their role in managing risk through open discussions. The Group Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Prudential’s Group Code of Business Conduct and Group Governance Manual, supported by risk-related policies, include guiding principles on the day-to-day conduct of all its people and any organisations acting on its behalf. Supporting policies include those related to financial crime, covering anti-money laundering, sanctions, anti-bribery and corruption and conduct. The Group’s third-party and outsourcing policy requires that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

ii.     The risk management cycle

Risk identification
In accordance with provision 28 of the UK Corporate Governance Code and the GWS guidelines issued by the Hong Kong IA, a top-down and bottom-up process is in place to support Group-wide identification of principal risks. An emerging risk identification framework exists to support the Group’s preparations in managing financial and non-financial risks expected to crystallise beyond the short-term horizon. The Board performs a robust assessment and analysis of these principal and emerging risk themes through the risk identification process, the Group Own Risk and Solvency Assessment (ORSA) report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which supports decision-making.

The ORSA is the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group’s solvency needs are met at all times. Stress and scenario testing, which includes reverse stress testing requiring the Group to ascertain the point of business model failure, is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The risk profile assessment is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group’s annual set of principal risks are given enhanced management and reporting focus.

Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. Quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group’s internal model, which is used to determine the Group Internal Economic Capital Assessment (GIECA) and is subject to independent validation and processes and controls around model changes and limitations.

Risk management and control
The Group’s control procedures and systems focus on aligning the levels of risk-taking with the Group’s strategy and can only provide reasonable, and not absolute, assurance against material misstatement or loss. The Group’s risk policies define the Group’s appetite to material risks and set out the risk management and control requirements to limit exposure to these risks, see below. These policies also set out the processes to enable the measurement and management of these risks in a consistent and coherent way, including the flows of management information required. The methods and risk management tools employed to mitigate each of its major categories of risks are detailed in section 4 below.

Risk monitoring and reporting
The Group’s principal risks inform the management information received by the Group Risk Committee and the Board, which also includes key exposures against appetite and developments in the Group’s principal and emerging risks.

iii.    Risk appetite, limits and triggers

The Group recognises the interests of its broad spectrum of stakeholders (including customers, investors, employees, communities and key business partners) and that a managed acceptance of risk lies at the heart of the business. The Group seeks to generate stakeholder value by selectively taking exposure to risks, reduced to the extent it is cost-effective to do so, where these are an outcome of its chosen business activities and strategy. Those risks for which the Group has no tolerance are actively avoided. The Group’s systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group’s ability and flexibility to respond in times of stress.

Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The RCS function reviews these measures at least annually. The Board approves changes to the Group’s aggregate risk appetite and the Group Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators.

Group risk appetite is defined and monitored in aggregate by the setting of objectives for its liquidity, capital requirements and non-financial risk exposure, covering risks to stakeholders, including those from participating and third-party business. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Group Risk Committee, supported by the RCS function, is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with a view on the risk/reward trade-offs and the resulting impact to the Group’s aggregated position relative to Group risk appetite and limits, including non-financial risk considerations.

a.
Capital requirements. Limits on capital requirements aim to ensure that in business-as-usual and stressed conditions the Group maintains sufficient capital in excess of internal economic capital requirements, achieves its desired target rating to meet its business objectives, and supervisory intervention is avoided. The two measures in use at the Group level are the GWS group capital requirements and internal economic capital requirements, determined by the Group Internal Economic Capital Assessment (GIECA).

b.    Liquidity. The objective of the Group’s liquidity risk appetite is to ensure that sufficient cash resources are available to meet financial obligations as they fall due in business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio which considers the sources of liquidity against liquidity requirements under stress scenarios.

Non-financial risks. At the end of 2021 the Group approved a more streamlined and simplified Non-Financial Risk Appetite approach, framed around the perspectives of its varied stakeholders, to be embedded in 2022. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and all stakeholders and avoid material adverse financial loss or impact to its reputation.

3.     The Group's principal risks

The delivery of the Group's strategy in building long-term value for its shareholders and other stakeholders, focusing on high-growth business in Asia and Africa, exposes Prudential to risks. The materialisation of these risks within the Group or at its joint ventures or key third party partners may have a financial impact and may affect the performance of products or services or the fulfilment of commitments to customers and other stakeholders with an adverse impact on Prudential's brand and reputation. This report is focused mainly on risks to the shareholder but includes those which arise indirectly through policyholder exposures and third-party business. The Group's principal risks, which are not exhaustive, are detailed below. The Group's Risk Factor disclosures can be found at the end of this document.

Covid-19 - longer-term risks and forward-looking areas of focus

As the pandemic and the associated global response have evolved, it has become clear that Covid-19 and its impacts will persist far longer than many would have predicted at the onset of the global outbreak in 2020. The pandemic continues to present risks for the Group, particularly given the on-going uncertainty arising from current, emerging and future variants of the virus, and has also resulted in transformative changes to the business environment and Prudential's business model, which are likely to persist even after Covid-19 is considered endemic. These longer-term risks and forward-looking areas for the Group are summarised below and, where relevant, further information is provided within the descriptions of the Group's principal risks.

●     People risks: Prudential continues to actively support and enable its employees to work remotely and flexibly and in line with government policy and guidance in the markets in which it operates. It has provided its fullest support to those directly impacted by the coronavirus and their families. The Group is exploring new ways of working, acknowledging that the pandemic may accelerate demand for a permanent shift in the pre-pandemic norms in working arrangements. The duration of the pandemic and related restrictions in some of the Group's markets has heightened the risks to the physical and mental health of its employees. This is a key area of focus across Prudential, with a coordinated suite of initiatives being progressed designed to measure and support the well-being and potential uncertainty of employees due to the Covid-19 pandemic or changes in the Group as it reshapes into an Asia and Africa focussed business.

●     Customer conduct, product and distribution risks: As the initial pandemic-related initiatives and campaigns rolled out across markets to support customers expire (including customer cash benefits, goodwill payments, and extended grace periods for premium payments), the Group is monitoring the impact to customers to ensure they are treated fairly and with due care. The Group's customer conduct risk framework enshrines its focus on customer outcomes, under which risk monitoring is performed, irrespective of the pandemic.

Prudential rolled out, with appropriate regulatory engagement, virtual face-to-face sales processes and digital product offerings in most its markets during the pandemic. Where these are expected to remain, the Group will ensure these processes are in line with evolving regulations and regulatory expectations, and monitor such developing processes for customer conduct, operational and commercial risks. Regardless of the pandemic, Prudential regularly assesses the suitability and affordability of its products, aiming to reduce their perceived complexity and increase the transparency of their costs and benefits. These aims, as well as the Group's increasing focus on the sustainable digital distribution of its health and wealth products via its Pulse platform, help to expand the financial inclusion of Prudential's products in its markets.

●     Financial market and economic risks: Throughout 2021, pandemic developments, both positive and negative (such as the emergence of new Covid-19 variants), have contributed to financial market volatility. The Group continues close monitoring of equity, interest rate and credit risks and inflation expectations, as well as the broader macroeconomic impacts of the pandemic, including the effects of an uneven recovery across markets. Risk limits and the appropriateness of the Group's counter-cyclical capital buffer are regularly reviewed and adjusted where required.

●     Information security risks: Office-based working may not return to pre-pandemic levels which, along with the pandemic-accelerated growth in digital operations, products and services, increases organisational exposure to long-term heightened information security risks, increasing the opportunities for cyber-crime and ransomware attacks. The Group continues to strengthen its robust information security management framework and progress its programme to enhance and maintain levels of cyber hygiene, combined with ongoing training and phishing campaigns, aligned with threat intelligence feeds, and simulation exercises to support data privacy and operational resilience.

●     Insurance risks: In the short term, the Group has seen an increase in Covid-19-related mortality claims in select markets. A combination of the economic impact of the pandemic and extended restrictions on movement has also increased persistency risk at some of the Group's businesses. The potential longer-term impacts of the pandemic include lapses, surrenders and premium affordability from the broader economic effects; increased and/or delayed morbidity claims resulting from the deferral of medical treatment by policyholders during the pandemic; latent morbidity impacts from the deferral of medical treatment by policyholders; and the implications from other factors such as long-term post-Covid-19 symptoms (although there is currently no consensus on the longer-term impact on morbidity).

Risks to the Group's financial situation (including those from the external macroeconomic and geopolitical environment)
The global economic and geopolitical environment may impact on the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.
Risks in this category include the market risks to our investments and the credit quality of our investment portfolio as well as liquidity risk.

Global economic and geopolitical conditions
Macroeconomic and geopolitical developments are considered material to the Group and can increase the operational, business disruption, regulatory and financial market risks to the Group and can directly impact its sales and distribution networks.
Changes in global economic conditions can impact Prudential directly; for example, by reducing investment returns and fund performance and liquidity, and increasing the cost of product guarantees. Indirect impacts include higher inflation, which can reduce disposable income and decrease propensity for people to save and buy Prudential's products, as well as changes in political attitudes towards regulation. As some countries begin to adopt strategies to manage Covid-19 as an endemic disease, variations in the speed of economic recovery from the pandemic between markets, and the subsequent impact on their respective interest rates, inflation expectations and the relative strength of their currencies (and the associated impact on their foreign currency debt obligations), may drive broader long-term economic and financial uncertainty which may disproportionately impact emerging economies. Financial markets, economic sentiment and regulatory compliance risks can be highly susceptible to geopolitical developments. These have been outlined in Section 1.

Market risks to our investments
This is the potential for reductions in the value of Prudential's investments driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices. While interest rates have been rising steadily and may rise further in response to increasing inflationary pressures, a return to a low interest rate environment poses challenges to the capital position of life insurers and new business profitability. The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The Group's market risks are managed and mitigated by the following:

-       The Group market risk policy;
-       Risk appetite statements, limits and triggers;
-       The Group's asset liability committees (ALCOs);
-       Asset and liability management activities, which include management actions such as changes in asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
-       Hedging using derivatives, including currency forwards, interest rate futures and swaps, and equity futures;
-       The monitoring and oversight of market risks through the regular reporting of management information; and
-       Regular deep dive assessments.

The Group Critical Incident Procedure (GCIP) defines specific governance to be invoked in the event of a critical incident, such as significant market, liquidity or credit-related event. This includes, where necessary, the convening of a Critical Incident Group (CIG) to oversee, coordinate, and where appropriate, direct activities during a critical incident.

●     Interest rate risk, including asset liability management (ALM). Interest rate risk is driven by the valuation of Prudential's assets (particularly government and corporate bonds) and liabilities, which are dependent on market interest rates. Sustained inflationary pressures which may drive higher interest rates may impact the valuation of fixed income investments and reduce fee income. Some of the Group's products are sensitive to movements in interest rates. Prudential's appetite for interest rate risk requires that assets and liabilities should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position.

The Group's exposure to interest rate risk arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong and Singapore with-profits and non-profit businesses. This exposure arises from the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets. When this mismatch is not eliminated, it is monitored and managed through local risk and asset liability management committees and Group risk limits consistent with the Group's appetite for interest rate risk. Unit-linked based businesses, such as Indonesia and Malaysia, are also exposed to interest rate risk resulting from the impact to the present value of future fees from such products.

The Group-level ALCOs are risk management advisory committees supporting the identification, assessment and management of key financial risks to the achievement of the Group's business objectives. They also oversee ALM and solvency risks of the local businesses as well as the declaration and management of non-guaranteed benefits for participating and universal life lines of business. Local business units are responsible for the management of their own asset and liability positions.

The objective of the local business unit ALM process is to meet policyholder liabilities with the returns generated from the investment assets held, while maintaining the financial strength of capital and solvency positions. The ALM strategy adopted by the local business units considers the liability profile and related assumptions of in-force business and new products to appropriately manage investment risk within ALM risk appetite, under different scenarios in accordance with policyholders' reasonable expectations, and economic and local regulatory requirements. Factors such as the availability of matching assets, diversification, currency and duration are considered as appropriate. The assumptions and methodology used in the measurement of assets and liabilities for ALM purposes conform with local solvency regulations. Assessments are carried out on an economic basis which conforms to the Group's internal economic capital methodology.

●     Equity and property investment risk. The shareholder exposure to equity price movements arises from various sources, including from unit-linked products where fee income is linked to the market value of the funds under management. Exposure also arises from with-profits businesses through potential fluctuations in the value of future shareholders' profits and where bonuses declared are based broadly on historical and current rates of return from the Asia business's investment portfolios, which include equities. The Group has limited acceptance for exposures to equity risk but accepts the equity exposure that arises on future fees (including shareholder transfers from the with-profits business).

The material exposures to equity risk in the Group's businesses include the following: The China joint venture business is exposed to equity risk through its investments in equity assets for most of its products, including participating and non-participating savings products and protection and investment-linked products. The Hong Kong business and, to a lesser extent, the Singapore business contribute to the Group's equity risk exposure due to the equity assets backing participating products. The Indonesia and Malaysia businesses are exposed to equity risk through their unit-linked products.

●     Foreign exchange risk. The geographical diversity of Prudential's businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. Some entities within the Group write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group's US dollar-reported financial statements. This risk is accepted within the Group's appetite for foreign exchange risk. In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital, or where a significant cash payment is due from a subsidiary to the Group, this currency exposure may be hedged where considered economically favourable. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the countries in which it operates, but it does have some appetite for this on fee income and on equity investments within the with-profits fund. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

Liquidity risk
Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, considered under both business-as-usual and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or where redemption requests are made against Prudential's external funds. Liquidity risk is considered material at the level of the Group. Prudential has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

The Group has significant internal sources of liquidity sufficient to meet its expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $2.6 billion of undrawn committed facilities that can be made use of, expiring in 2026. Access to further liquidity is available through the debt capital markets and the Group's extensive commercial paper programme. Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate liquidity risk, including the following:

-       The Group's liquidity risk policy;
-       Risk appetite statements, limits and triggers;
-       Regular assessment by the Group and business units of Liquidity Coverage Ratios which are calculated under both base case and stressed scenarios and are reported to committees and the Board;
-       The Group's Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as analysis of Group and business units liquidity risks and the adequacy of available liquidity resources under business-as-usual and stressed conditions;
-       Its contingency plans and identified sources of liquidity;
-       The Group's ability to access the money and debt capital markets; and
-       The Group's access to external committed credit facilities.

Credit risk
Credit risk is the potential for loss resulting from a borrower's failure to meet its contractual debt obligation(s). Counterparty risk, a type of credit risk, is the probability that a counterparty to a transaction defaults on its contractual obligation(s) causing the other counterparty to suffer a loss. These risks arise from the Group's investments in bonds, reinsurance arrangements, derivative contracts with third parties, as well as its cash deposits with banks. Credit risk is considered a material risk for the Group's business units.

The Group's holdings across its life portfolios are mostly in local currency and with a largely domestic investor base, which provides support to these positions. The Group's portfolios are generally positioned towards high quality names, including those with either government or considerable parent company balance sheet support. Areas which the Group are actively monitoring include the developments in the China property sector and the degree of government support for state-owned entities in Asia, given recent defaults observed in the market by such entities in China and Thailand. The Group's portfolio is generally well diversified in relation to individual counterparties, although counterparty concentration is monitored, in particular in local markets where depth (and therefore the liquidity of such investments) may be low. Prudential actively reviews its investment portfolio to improve the robustness and resilience of the solvency position. The Group has some appetite to take credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. Further detail on the Group's debt portfolio is provided below.

A number of risk management tools are used to manage and mitigate credit risk, including the following:

-       A credit risk policy and dealing and controls policy;
-       Risk appetite statements and portfolio-level limits that have been defined on issuers, and counterparties;
-       Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection;
-       The Group Credit Risk Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
-       Regular assessments of individual and sector exposures subject to elevated credit risks; and
-       Close monitoring or restrictions on investments that may be of concern.

The total debt securities at 31 December 2021 for the Group's continuing operations were $99.1 billion (31 December 2020: $89.8 billion). The majority (70 per cent) of the portfolio is in unit-linked and with-profits funds. The remaining 30 per cent of the debt portfolio is held to back the shareholder business.

●     Group sovereign debt. Prudential invests in bonds issued by national governments. This sovereign debt holding of the Group's operations represented 47 per cent or $14.2 billion1 of the shareholder debt portfolio of the Group's operations as at 31 December 2021 (31 December 2020: 45 per cent or $12.8 billion of the shareholder debt portfolio for the Group's continuing operations). The particular risks associated with holding sovereign debt are detailed further in the disclosures on Risk Factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 31 December 2021 are given in note C1 of the Group's IFRS financial statements.

●     Corporate debt portfolio. In the shareholder-backed business, corporate debt exposures totalled $14.5 billion of which $12.7 billion or 87 per cent were investment grade rated.

●     Bank debt exposure and counterparty credit risk. The banking sector represents a material concentration in the Group's corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, exposure to banks is a key part of its core investments, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Exposure to the sector is considered a material risk for the Group. Derivative and reinsurance counterparty credit risk exposure is managed using an array of risk management tools, including a comprehensive system of limits. Prudential manages the level of its counterparty credit risk by reducing its exposure, buying credit protection or using additional collateral arrangements where appropriate.

At 31 December 2021:

-       87 per cent of the Group's shareholder portfolio (excluding all government and government-related debt) is investment grade rated2. In particular, 52 per cent of the portfolio is rated2 A- and above (or equivalent); and
-       The Group's shareholder portfolio is well diversified: no individual sector3 makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors).

The Group's Sustainability and ESG-related risks
These include sustainability risks associated with environmental considerations such as climate change (including physical and transition risks), social risks arising from diverse stakeholder commitments and expectations and governance-related risks.

Material risks associated with key ESG themes may undermine the sustainability of a business by adversely impacting its reputation and brand, ability to attract and retain customers and employees, and therefore the results of its operations and delivery of its strategy and long-term financial success. Prudential seeks to manage sustainability risks and their potential negative impact on its business and stakeholders through a focus on the Group's purpose to 'help people get the most out of life', and transparent and consistent implementation of its strategy in its key markets and across operational, underwriting and investment activities. The Group's strategy includes providing greater and more inclusive access to good health and financial security, responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders. It is enabled by strong internal governance, sound business practices and a responsible investment approach, with ESG considerations integrated into investment decisions and the performance of fiduciary and stewardship duties, including voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager.

i.      Environmental issues

Prudential's strategic focus on stewarding the human impacts of climate change and decarbonising its operations and investment activities recognises that environmental concerns, such as water pollution, biodiversity degradation and notably those associated with climate change, and their social and economic impacts present long-term risks to the sustainability of Prudential, and may impact its customers and other stakeholders.

Prudential's investment horizons are long term and it is therefore exposed to the potential long-term impact of climate change risks, which include the financial and non-financial impact of transition to a lower carbon economy and physical and litigation risks. The global transition to a lower carbon economy may have an adverse impact on investment valuations as the financial assets of carbon-intensive companies re-price, and this could result in some asset sectors facing significantly higher costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed, will be influenced by factors such as public policy, technology and changes in market or investor sentiment. The potential impact of these factors on the valuation of investments may also have a broader economic and social impact that may affect customers and their demand for the Group's products and services. The transition to a lower carbon economy has the potential to disproportionately impact the Asia and Africa markets in which Prudential operates and invests, and the Group's stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of relevant country and company-level plans, taking into consideration the impact on the economies, businesses, communities and customers in these markets.

The pace and volume of new climate-related regulation and reporting standards emerging across the markets in which the Group operates, the need to deliver on existing and new voluntary exclusions on investments in certain sectors, engagement and reporting commitments and externally assured reporting may give rise to compliance, operational and disclosure risks which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach. Understanding and appropriately reacting to transition risk and implementing carbon reduction commitments requires sufficient and reliable data on carbon exposure and transition plans for the assets in which the Group invests.

The direct physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes to climate and the natural environment, are likely to become increasingly significant factors in the mortality and morbidity risk assessments for the Group's insurance product underwriting and offerings and their associated claims profiles. Climate-driven events in countries in which Prudential or its key third parties operate could adversely impact the Group's operational resilience and its customers, which may potentially occur through migration or displacement both within and across borders.

A failure to understand, manage and provide greater transparency of its exposure to these climate-related risks may have increasing adverse implications for Prudential and its stakeholders.

ii.     Social issues

Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, wellbeing, needs and interests of its customers and employees and the communities in which the Group or its third parties operate. These risks are increased as Prudential operates in multiple jurisdictions with distinct local cultures and considerations. Perceived inequalities and income disparities, intensified by the pandemic, have the potential to further erode social cohesion across the Group's markets, emphasising the importance of an inclusive and sustainable global economic recovery.

Evolving social norms and emerging population risks associated with public health trends (such as an increase in obesity and mental health deterioration) and demographic changes (such as population urbanisation and ageing) may affect customer lifestyles and therefore may impact the level of claims against the Group's insurance product offerings. As a provider of insurance and investment services the Group is committed to playing a role in preventing and postponing illness in order to protect its customers, as well as making health and financial security more inclusive and accessible through enhancements to its products and services and an increased focus on digital innovation, technologies and distribution methods. As a result, Prudential has access to sensitive customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence technologies. The Group therefore actively manages the regulatory, ethical and reputational risks associated with actual or perceived customer data misuse or security breaches and its operational resilience to support its customers. These risks are outlined below. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations for which Prudential monitors, as well as ensuring support for its customers through this transformation.

As an employer, the Group aims to attract, retain and develop a diverse group of highly-skilled employees to meet the changing needs of a transformative organisation. This requires the implementation of responsible working practices and recognising the benefits of diversity, ensure psychological safety for employees to contribute and challenge, and promoting a culture of inclusion and sense of belonging.

The Group's reputation extends to its supply chains and its investee companies, which may be exposed to factors such as poor labour standards and abuses of human rights by third parties.

iii.    Governance

Maintaining high standards of corporate governance is crucial for the Group and its customers and employees, reducing the risk of poor decision-making and a lack of oversight of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration also increases the risk of poor senior management behaviours. Prudential operates across multiple jurisdictions and has a Group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control and the use of third-party suppliers increases the potential for reputational risks arising from poor governance.

Prudential is an active contributor to industry for a on sustainability and the Group was a key contributor to the CRO Forum's November 2021 guidance paper ('Mind the Sustainability Gap - Integrating sustainability into insurance risk management'), that seeks to define a set of industry best practice guidelines to manage the integration of sustainability into insurers' risk management frameworks. Risk management and mitigation of ESG sustainability risks at Prudential include the following:
-       The Group's strategic focus on providing greater and more inclusive access to good health and financial security, responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders;
-       The Group Code of Business Conduct and Group Governance Manual including ESG-linked policies;
-       Activities to embed ESG and sustainability risk within the Group Risk Framework including:
o  Environmental and social risk identification including through emerging risk processes; and
o  Deep dives into ESG themes, including climate-related risks;
-       Integrating ESG considerations into investment processes and responsible supply chain management; and
-       Participation in networks to further develop understanding and support collaborative action in relation to ESG sustainability risks such as climate change.

Risks from the nature of our business and our industry
These include the Group's non-financial risks (including operational and financial crime risk), transformation risks from significant change activity and the insurance risks assumed by the Group in providing its products.

Transformation risk
Transformation risk remains a material risk for Prudential, with a number of significant change programmes under way, which if not delivered to defined timelines, scope and cost may negatively impact its operational capability; control environment; reputation; and ability to deliver its strategy and maintain market competitiveness.

The Group's transformation and change programmes inherently give rise to design and execution risks, and may introduce new, or increase existing, business risks (including increasing uncertainty for the Group's employees) and increase intra-Group connectivity and dependencies. While the adoption of technologies related to digital distribution and artificial intelligence has opened up new product distribution and value-added service opportunities, it also exposes Prudential to additional regulatory, information security, data privacy, operational, ethical and conduct risks which, if not managed effectively, could result in customer detriment and reputational damage. The speed of technological change and adoption in the business also increase the risk that all unintended consequences are not anticipated. The Group therefore aims to ensure that, for both transformation and strategic initiatives, strong programme governance is in place with embedded risk expertise to achieve ongoing and nimble risk oversight, with regular risk monitoring and reporting to risk committees. Transformation risk oversight operates alongside the Group's existing risk policies and frameworks to ensure appropriate governance and controls are in place to mitigate these risks.

Prudential's current portfolio of transformation and significant change programmes include the expansion of the Group's digital capabilities and use of technology, platforms and analytics, and improvement of business efficiencies through operating model changes. Programmes related to regulatory/industry change such as the development and embedding of the Group Internal Economic Capital Assessment (GIECA) model under the GWS Framework, changes required to effect the discontinuation of inter-bank offered rates (IBORs) in their current form and the implementation of IFRS 17 are also ongoing.

Risks associated with the Group's joint venture and jointly owned businesses
Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements. A material proportion of the Group's business comes from its joint ventures in China and India. For such operations the level of control exercisable by the Group depends on the terms of the contractual agreements between participants. As such the level of oversight, control and access to management information the Group is able to exercise over the extent of the exposure to material risks at these operations may be lower compared to the Group's wholly owned businesses. Further information on the risks to the Group associated with joint ventures and jointly owned businesses are included in the disclosures on Risk Factors.

Non-financial risks
The complexity of Prudential, its activities and the extent of transformation in progress creates a challenging operating environment and exposure to non-financial risks. The Group's appetite framework for non-financial risks considers risks across a broad range of categories which are outlined below. These risks are considered to be material at the level of the Group.

●     Operational risk. This is the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems and external events, and may arise from employee error, model error, system failures, fraud or other events which disrupt business processes or which have a detrimental impact to customers. Prudential accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and all stakeholders and avoid material adverse financial loss or impact on its reputation.

●     Outsourcing and third-party risks. The Group's outsourcing and third-party relationships require distinct oversight and risk management processes. The Group has a number of important third-party relationships, both with market counterparties and outsourcing partners, including distribution, technology and ecosystem providers. In Asia, the Group continues to expand its strategic partnerships and renew bancassurance arrangements. These arrangements support the delivery of high level and cost-effective services to customers, but also create a reliance on the operational resilience and performance of outsourcing and business partners. The Group's requirements for the management of material outsourcing arrangements have been aligned to the requirements of the Hong Kong IA's GWS Framework and are included in its Group third party supply and outsourcing policy. Third-party management is also included and embedded in the Group-wide operational risk framework (see below).

●     Information security and data privacy risk. This includes risks related to malicious attack on systems, network disruption and the infringement of data security, integrity or privacy. The frequency and sophistication of intrusion activities and criminal capability in this area, including in ransomware (malicious software designed to block access to a computer system until a sum of money is paid), continues to increase globally. The technology landscape of Prudential is transforming at a rapid pace and the underlying technology infrastructure (and support services) has grown in scope and complexity in recent years. This, combined with stakeholder expectations and the potential for reputational and conduct risk from cyber security breaches and data misuse, which can be highly-publicised, mean that these risks are considered material at the level of the Group. As well as having preventative risk management processes in place, it is fundamental that the Group has robust critical recovery systems in place in the event of a successful attack on its infrastructure, a breach of its information security or a failure of its systems in order to retain its customer relationships and trusted reputation.

Prudential and the insurance industry are making increasing use of emerging technological tools and digital services, or partnering with third parties that provide these capabilities. While these provide new opportunities, opening up markets, improving insights and increasing scalability, it also comes with additional risks, including operational and data misuse risks, which are managed within the Group's existing governance and risk management processes. Automated digital distribution channels increase the criticality of system and process resilience in order to deliver uninterrupted service to customers.

Globally, ransomware attacks have increased markedly with the shift to remote working practices driven by the Covid-19 pandemic. Prudential has a number of defences in place to protect its systems from this type of attack, including but not limited to: AI-based endpoint security software, continuous security monitoring, network-based intrusion detection, and employee training and awareness campaigns to raise understanding of attacks utilising email phishing techniques. Cyber insurance coverage is in place to provide some protection against potential financial losses and the Group conducts simulation exercises for ransomware attacks to assess and develop the effectiveness of incident responses across its businesses.

Data protection requirements continue to evolve, and include developments in China outlined in the overview of the Group's regulatory risks below. As well as protecting data, stakeholders expect companies and organisations to use personal information transparently and appropriately. Control of data through national data security regimes has become an increasing priority for governments amid the increase in global strategic competition. This adds further complexity to regulatory compliance in this area, in particular in the cross-border transfer or use of data, for global organisations in addition to the existing regulatory, financial and reputational risks of a breach of Prudential's (or third-party suppliers') IT systems or loss or misuse of data. In 2021 a new Group Data Policy was approved, establishing the principles and requirements for effective and scalable data management in light of the increase in volume and variety of data expected to be held, as well as the speed at which it is collected, as part of the Group's digital aspirations.

The Group's Information Security and Data Privacy strategy has four key objectives: business enablement; continuous improvement of cyber defences; automation and optimisation; and governance and assurance to ascertain ongoing robustness of cyber security and privacy measures. In 2021 a focus of Prudential has been ensuring consistent global coverage of security controls, following the operationalisation of a revised organisational structure and governance model for cyber security management. This included the establishment of a centralised Technology Risk Management team, leveraging skills, tools and resources across different technology domains to provide advisory, assurance and operations support for holistic technology risk management including information security and privacy. A Group Technology Risk Committee has been established, providing group-wide oversight of technology risks, including information security and privacy. Risk management is also performed locally within business units, with input from business information security officers and with oversight from local risk committees. The Prudential plc Board is briefed at least twice annually on cyber security by the Group CISO and executive training is provided to ensure that members have the means to enable appropriate oversight and understand the latest threats and regulatory expectations. The Group-wide information security policy was developed in collaboration with industry experts to support a pragmatic approach to the evolving regulatory environment globally and ensure compliance with all applicable privacy laws and regulations and the appropriate and ethical use of customer data. The policy was also developed with reference to international standards, including ISO 27001/2, the NIST Cyber Security Framework and supervisory guidelines. Local standards are aligned to local regulations and laws.

●      Model and user developed application (UDA) risk. Erroneous or misinterpreted tools used in core business activities, decision-making and reporting may have adverse consequences for Prudential. The Group utilises various tools to perform a range of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, and in acquiring new business using artificial intelligence and digital platforms. Many of these tools are an integral part of the information and decision-making frameworks used at Prudential and errors or limitations in these tools, or inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage.

The Group has no appetite for model and UDA risk arising as a result of failing to develop, implement and monitor appropriate risk mitigation measures. Prudential's model and UDA risk framework and policy applies a risk-based approach in order to ensure appropriate and proportionate risk management is applied to all models and UDAs used across the business, depending on the materiality and nature of the data used in these tools, as well as their complexity.

Prudential's model and UDA risk is managed and mitigated using the following:
-       The Group's Model and UDA Risk Policy and relevant Guidelines;
-       Annual risk assessment of all tools used for core business activities, decision-making and reporting;
-       Maintenance of appropriate documentation for tools used;
-       Implementation of controls to ensure tools are accurate and appropriately used;
-       Tools are subject to rigorous and independent model validation; and
-       Regular reporting to the RCS function and risk committees to support the measurement and management of the risk.

In 2021 the Group updated its Group's Model and User Developed Applications Policy which included a broadening of the considerations when assessing model criticality to include a wider group of stakeholders including policyholders (in addition to shareholders) and associated reputational risk impacts and increased oversight of models in development, including the model being developed for RBC at the Hong Kong business.

Technological developments, in particular in the field of AI, pose new questions on risk oversight provided under the Group Risk Framework. An oversight forum for the use of AI was established during 2021 and key ethical principles, which were approved by the Group Risk Committee in 2020, have been adopted to apply to the use of AI by the Group.

●     Business disruption risk. The Group continually seeks to increase business resilience through adaptation, planning, preparation and testing of contingency plans and its ability to respond effectively to disruptive incidents. Business resilience is at the core of the Group's embedded Business continuity management (BCM) programme and framework that help to protect the Group's systems and its key stakeholders. The BCM programme and framework covers business impact analyses, risk assessments, and the maintenance and exercising of business continuity, incident management and disaster recovery plans. The programme is designed to provide business continuity aligned to the Group's evolving business needs and the size, complexity and nature of its operations. Business disruption risks are monitored by the Group Security function, with key operational effectiveness metrics and updates on specific activities being reported to the Group Risk Committee.

●     Financial crime risk. As with all financial services firms, Prudential is exposed to risks relating to money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); fraud (the risk that fraudulent insurance claims, transactions, or procurement of services, are made against or through the business); sanctions compliance breaches (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); and bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive benefits from others for the same purpose).

Prudential operates in some high-risk countries where, for example, the acceptance of cash premiums from customers may be common practice, large-scale agency networks may be in operation where sales are incentivised by commission and fees, where is a higher concentration of exposure to politically-exposed persons, or which otherwise have higher geopolitical risk exposure.

The Group-wide policies in place on anti-money laundering, fraud, sanctions and anti-bribery and corruption reflect the values, behaviours and standards that are expected across the business. Screening and transaction monitoring systems are in place and a series of improvements and upgrades are being implemented, and a programme of compliance control monitoring reviews is in place across the Group. Proactive fraud capabilities are in development and being rolled across local businesses. Work is also underway to enhance detective fraud, conflicts and anti-bribery and corruption controls relating to third-party risk management in procurement. Risk assessments are performed annually at higher risk locations. Due diligence reviews and assessments against Prudential's financial crime policies are performed as part of the Group's business acquisition process. The Group continues to undertake strategic activity to monitor and evaluate the evolving fraud risk landscape, mitigate the likelihood of fraud occurring and increase the rate of detection.

The Group has in place a mature confidential reporting system through which employees and other stakeholders can report concerns relating to potential misconduct. The process and results of this are overseen by the Group Audit Committee.

Group-wide framework and risk management for operational and other non-financial risks
The risks detailed above form key elements of the Group's non-financial risk profile. A Group-wide operational risk framework is in place to identify, measure and assess, manage and control, monitor and report effectively on all material operational risks across the business. The key components of the framework are listed below. Outputs from these processes and activities performed by individual business units are monitored by the RCS function, which provides an aggregated view of the risk profile across the business to the Group Risk Committee and Board.
-       Application of a risk and control self-assessment (RCSA) process, where risk exposures are identified and assessed as part of a periodical cycle;
-       An internal incident management process, which identifies, quantifies and monitors remediation conducted through root cause analysis and application of action plans for risk events;
-       An annual scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis; and
-       A risk appetite framework for non-financial risks that articulates the level of risk exposure the business is willing to tolerate and defines escalation processes for breaches of appetite.

These core framework components are embedded across the Group via the Group Operational Risk Policy and accompanying standards, which set out the key principles and minimum standards for the management of operational risk within risk appetite. These sit alongside other risk policies and standards that individually engage with specific operational risks, including outsourcing and third-party supply, business continuity, financial crime, technology and data, operations processes and extent of transformation. These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, detailed below. These activities are fundamental in maintaining an effective system of internal control, and ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group's strategy.

-     Reviews of key operational risks and challenges within Group and business unit business plans during the annual planning cycle, to support business decisions;
-     Corporate insurance programmes to limit the financial impact of operational risks;
-     Oversight of risk management during the transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
-     Regulatory change teams to assist in proactively adapting and complying with regulatory developments;
-     Group and business unit-level compliance oversight and risk-based testing in respect of adherence with regulations;
-     Screening and transaction monitoring systems for financial crime and a programme of compliance control monitoring reviews and regular risk assessments;
-     Internal and external review of cyber security capability and defences; and
-     Regular updating and risk-based testing of disaster-recovery plans and the Critical Incident Procedure process.

Insurance risks
Insurance risk makes up a significant proportion of Prudential's overall risk exposure. The profitability of its businesses depends on a mix of factors, including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing/surrendering of policies), and increases in the costs of claims over time (claim inflation). The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value-creating to do so rather than transferring the risk, and only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The impact of the Covid-19 pandemic to economic activity and employment levels across the Group's markets has the potential to elevate the incidence of claims, lapses, or surrenders of policies, and some policyholders may defer or stop paying insurance premiums or reduce deposits into retirement plans. In particular extended restrictions on movement could affect product persistency. The pandemic may also result in elevated claims and policy lapses or surrenders in a less direct way, and with some delay in time before being felt by the Group, due to factors such as policyholders deferring medical treatment during the pandemic, or policyholders lapsing or surrendering their policies on the expiry of grace periods for premium payments provided by the Group's businesses. Inflationary pressures driving higher interest rates may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group's competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. The Group's assessment to date is that elevated mortality claims in some markets can be attributed to Covid-19. These impacts to the business are being closely monitored with targeted management actions being implemented where necessary, which includes additional Incurred But Not Reported (IBNR) claims reserves in some markets, including where deferrals in non-acute medical treatments due to movement restrictions have been observed.

The principal drivers of the Group's insurance risk vary across its business units. In Hong Kong, Singapore, Indonesia and Malaysia a significant volume of health and protection business is written and the most significant insurance risks are persistency risk, morbidity risk and medical claims inflation risk.

●     Medical claims inflation risk: A key assumption in these markets is the rate of medical claims inflation, which is often in excess of general price inflation, while the cost of medical treatment increasing more than expected, resulting in higher than anticipated medical claims cost passed on to Prudential, is a key risk. This risk is best mitigated by retaining the right to reprice products and appropriate overall claims limits within policies, either per type of medical treatment or in total across a policy, annually and/or over the policy lifetime.
●     Morbidity risk: Prudential's morbidity risk is managed through prudent product design, underwriting and claims management, and for certain products, the right to reprice where appropriate. Prudential's morbidity assumptions reflect its recent experience and expectation of future trends for each relevant line of business.
●     Persistency risk: The Group's persistency assumptions reflect recent experience and expert judgement, especially where a lack of experience data exists, as well as any expected change in future persistency. Persistency risk is managed by appropriate controls across the product life cycle. This includes review and revisions to product design and incentive structures where required, ensuring appropriate training and sales processes, including those ensuring active customer engagement and high service quality, appropriate customer disclosures and product collaterals, use of customer retention initiatives as well as post-sale management through regular experience monitoring. Strong risk management and mitigation of conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products.

Prudential's insurance risks are managed and mitigated using the following:
-       The Group's insurance policy, which sets out the Group's insurance risk appetite; required standards for effective insurance risk management by head office and local businesses, including processes to enable the measurement of the Group's insurance risk profile; management information flows; and escalation mechanisms;
-       The Group's product and underwriting risk policy, which sets out the required standards for effective product and underwriting risk management and approvals for new, or changes to existing, products (including the role of Group); and the processes to enable the measurement of underwriting risk. The policy also describes how the Group's Customer Conduct Risk Policy is met in relation to new product approvals and current and legacy products;
-       In product design and appropriate processes related to the management of policyholder reasonable expectations;
-       The risk appetite statements, limits and triggers;
-       Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
-       Using reinsurance to mitigate mortality and morbidity risks;
-       Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
-       Maintaining the quality of sales processes, training and using initiatives to increase customer retention in order to mitigate persistency risk;
-       The use of mystery shopping to identify opportunities for improvement in sales processes and training;
-       Using product repricing and other claims management initiatives in order to mitigate morbidity and medical expense inflation risk; and
-       Regular deep dive assessments.

Customer conduct risk
Prudential's conduct of business, especially in the design and distribution of its products and the servicing of customers, is crucial in ensuring that the Group's commitment to meeting its customers' needs and expectations is met. The Group's customer conduct risk framework, owned by the Group Chief Executive, reflects management's focus on customer outcomes.

Factors that may increase conduct risks can be found throughout the product life cycle, from the complexity of the Group's products and services to its diverse distribution channels, which include its agency workforce, virtual face-to-face sales and sales via online digital platforms. In alignment with the Group's purpose of helping people get the most out of life, Prudential strives towards making health and protection coverage affordable and accessible to all. Through Prudential's Pulse platform, there is increased focus on making insurance more inclusive to underserved segments of society through bite-size low-cost digital products and services. Prudential has developed a Group Customer Conduct Risk Policy which sets out five customer conduct standards that the business is expected to meet, being:
1      Treat customers fairly, honestly and with integrity;
2      Provide and promote products and services that meet customer needs, are clearly explained and that deliver real value;
3      Manage customer information appropriately, and maintain the confidentiality of customer information;
4      Provide and promote high standards of customer service; and
5      Act fairly and timely to address customer complaints and any errors found.
Prudential manages conduct risk via a range of controls that are assessed through the Group's conduct risk assessment framework, reviewed within its monitoring programmes, and overseen within reporting to its Boards and Committees.

Management of Prudential's conduct risk is key to the Group's strategy. Prudential's conduct risks are managed and mitigated using the following:
●            The Group's code of business conduct and conduct standards, product underwriting and other related risk policies, and supporting controls including the Group's fraud risk control programme;
●            A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration structures, and provides a safe environment to report conduct risk related issues via the Group's internal processes and Speak Out;
●            Distribution controls, including monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance, or digital) and ecosystem, to ensure sales are conducted in a manner that considers the fair treatment of customers within digital environments;
●            Quality of sales processes and training, and using other initiatives such as special requirements for vulnerable customers, to improve customer outcomes;
●            Appropriate claims management and complaint handling practices; and
●            Regular deep dive assessments on, and monitoring of, conduct risks and periodic conduct risk assessments.

Risks related to regulatory and legal compliance
These include risks associated with prospective regulatory and legal changes and compliance with existing regulations and laws - including their retrospective application - with which the Group must comply in the conduct of its business.

Prudential operates under the ever-evolving requirements and expectations of diverse regulatory, legal and tax regimes which may impact its business or the way it is conducted. This covers a broad range of risks including changes in government policy and legislation, capital control measures, and new regulations at either national or international level. The breadth of local and Group-wide regulatory arrangements presents the risk that requirements are not fully met, resulting in specific regulator interventions or actions including retrospective interpretation of standards by regulators. As the industry's use of emerging technological tools and digital services increases, this is likely to lead to new and unforeseen regulatory issues and the Group is monitoring emerging regulatory developments and standards on the governance and ethical use of technology and data.

In certain jurisdictions in which Prudential operates there are also a number of ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group's ongoing engagement with government policy teams, industry groups and regulators. Further information on specific areas of regulatory and supervisory requirements and changes are included below and in the disclosures on Risk Factors.

Risk management and mitigation of regulatory risk at Prudential includes:
-       Risk assessment of the Business Plan which includes consideration of the Group's current strategies;
-       Close monitoring and assessment of our business environment and strategic risks;
-       The explicit consideration of risk themes in strategic decisions;
-       Ongoing engagement with national regulators, government policy teams and international standard setters; and
-       Compliance oversight to ensure adherence with in-force regulations and management of new regulatory developments.

●     Group-wide supervision. The GWS Framework became effective for the Group on 14 May 2021 following designation by the Hong Kong IA, subject to transitional arrangements allowed in legislation which have been agreed with the Hong Kong IA. Under the GWS Framework, all debt instruments, both senior and subordinated, issued by Prudential at the date of designation meet the transitional conditions set by the Hong Kong IA and are included as eligible Group capital resources.

●            Global regulatory developments: In the Group's key markets, regulatory changes and reforms are in progress, with some uncertainty on the full impact to Prudential.
●            In China, regulatory tightening across a number of industries in 2021 will likely continue across other industries. Regulatory developments in China which may have more direct implications to the Group include the following:
-       Development of a holistic data governance regime in China, which have recently included the Data Security Law, the Personal Information Protection Law, and the revised Measures for Cybersecurity Review.
-       The CBIRC recently released new regulations on internet life insurance sales in China which include restrictions on the selling of certain long-term products online, effective 31 December 2021.
-       On 26 October 2021, the National Health Commission released for public comment draft rules on the internet healthcare services, usage of which has increased rapidly in China which include restrictions on online AI-driven diagnosis and treatments and requirements on meeting financial and operational criteria.
●            Regulators in Hong Kong and Malaysia are progressing with plans for their respective risk-based capital (RBC) regimes. The Hong Kong IA is permitting applications for early adoption of its framework. Meanwhile in China, on 30 December 2021, the CBIRC released the official regulation for its China Risk Oriented Solvency System (C-
              ROSS) II, to be effective for Q1 2022 solvency reporting.
●            In Indonesia, regulatory and supervisory focus on the insurance industry remains high, with a recent focus being on insurers' governance and IT risk management and the requirements of 2014 Insurance Law relating to the separation of conventional and Sharia business.
●            The protection of customers is an increasing regulatory theme, with changes to the regulation of investment-linked products (ILP) progressing in Indonesia as well as Malaysia.
●            The pace and volume of climate-related regulatory changes both internationally and locally across Asia markets is also increasing. The IAIS published an application paper on the supervision of climate-related risks in the insurance sector in May 2021, while regulators, including the Hong Kong Monetary Authority, the Monetary Authority of
              Singapore, BNM in Malaysia and the Financial Supervisory Commission in Taiwan, are in the process of developing supervisory and disclosure requirements.

The Group is actively monitoring and engaging with supervisory authorities on these changes, among others. These changes may give rise to compliance, operational and disclosure risks requiring Prudential to coordinate across multiple jurisdictions in order to apply a consistent risk management approach.

●     Systemic risk regulation. Efforts to curb systemic risk and promote financial stability are also under way. These include developments by the Financial Stability Board (FSB) and International Association of Insurance Supervisors (IAIS) in the areas of the Common Framework (ComFrame), which establishes supervisory standards and guidance focusing on the effective group-wide supervision of Internationally Active Insurance Groups (IAIGs) such as Prudential, and the Insurance Capital Standard (ICS). Further detail on these developments are included in the disclosures on Risk Factors.
●     Inter-bank offered rate reforms. In July 2014, the FSB announced widespread reforms to address the integrity and reliability of IBORs. The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Secured Overnight Financing Rate (SOFR) in the US and the Singapore Swap Offer Rate (SOR) could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to, or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

Notes
1         Excluding assets held to cover linked liabilities and those of the consolidated investment funds.
2         Based on middle rating from Standard & Poor's, Moody's and Fitch. If unavailable, NAIC and other external ratings and then internal ratings have been used.
3         Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other.

Corporate governance

The Company has dual primary listings in London (premium listing) and Hong Kong (main board listing) and has therefore adopted a governance structure based on the UK and Hong Kong Corporate Governance Codes (the UK and HK Codes). This report explains how the principles set out in the UK and HK Codes have been applied.

The Board confirms that, for the year under review, the Company has applied the principles and complied with the provisions of the UK Code. The Company has also complied with the provisions of the HK Code, other than as follows:

-       Provision B.1.2(d) (now provision E.1.2(d)) of the HK Code requires companies, on a comply or explain basis, to have a remuneration committee which makes recommendations to a main board on the remuneration of non-executive directors. This provision is not compatible with provision 34 of the UK Code which recommends that the remuneration of non-executive directors be determined in accordance with the Articles of Association or, alternatively, by the Board. Prudential has chosen to adopt a practice in line with the recommendations of the UK Code.
-       Given the circumstances of the pandemic and UK government guidance, which did not allow large public gatherings as at the date of the 2021 Annual General Meeting (AGM), the Board decided, with regret, that shareholders, external advisers (including the auditor) and the majority of Directors would not be able to attend the AGM in person (and thus provision A.6.7 (now provision C.1.6) of the HK Code could not be fully complied with). The AGM was attended in person by the Chair, the Senior Independent Director, the Group Chief Financial Officer and Chief Operating Officer, and the Company Secretary. The Group Chief Executive and the Chairs of the Board's principal committees attended the meeting via weblink and were available to shareholders for questions. The auditor also attended via weblink. A recording of the AGM is available on the Company's website. Prudential continued to keep shareholders informed through its website and released results and other presentations during the year.
-       A General Meeting (GM) held on 27 August 2021 was convened for the sole purpose of approving the demerger of Jackson Financial Inc. For this reason, only the Chair, the Group Chief Financial Officer and Chief Operating Officer, and the Company Secretary attended the GM and thus, provision A.6.7 (now provision C.1.6) of the HK Code was not fully complied with.

The UK Code is available from www.frc.org.uk.

The HK Code is available from www.hkex.com.hk.

The Board also confirms that the financial results contained in this document have been reviewed by the Group Audit Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09 March 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer